Exhibit 99.1

CONVERSION APPRAISAL REPORT
IN CONJUNCTION WITH
MINORITY STOCK ISSUANCE AND
SIMULTANEOUS ACQUISITION

BENEFICIAL MUTUAL BANCORP, INC.

HOLDING COMPANY FOR
BENEFICIAL MUTUAL SAVINGS BANK
Philadelphia, Pennsylvania

Dated As Of:
February 23, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.

Financial Services Industry Consultants

February 23, 2007

Board of Directors
Beneficial Savings Bank, MHC
Beneficial Mutual Bancorp, Inc.
Beneficial Mutual Savings Bank
530 Walnut Street
Philadelphia, Pennsylvania 19106

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Stock Issuance (the “Plan”), summarized below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Plan of Stock Issuance

Beneficial Savings Bank Mutual Holding Company (the “MHC”) is a federally-chartered mutual holding company regulated by the Office of Thrift Supervision (“OTS”). The MHC was formed in August 2004 in conjunction with the mutual holding company reorganization of Beneficial Mutual Savings Bank, Philadelphia, Pennsylvania (the “Bank”); no stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed, known as Beneficial Mutual Bancorp, Inc. (“Beneficial” or the “Company”), and Beneficial became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.9% of its common stock (the “Minority Stock Issuance” or the “Offering”) to the Bank’s Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the employee stock ownership plan, or “ESOP”). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The Company will also contribute cash and newly-issued shares of common stock to a newly-formed charitable foundation, The Beneficial Foundation, Inc. (the “Foundation”), immediately following the closing of the Offering.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210	Telephone: (703) 528-1700
Arlington, VA 22209	Fax No.: (703) 528-1788
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
February 23, 2007

Pursuant to the October 12, 2006 merger agreement (the “Merger Agreement”) by and between the MHC, the Company, and the Bank with FMS Financial Corp., Burlington, New Jersey, a Delaware corporation, and its wholly-owned subsidiary, Farmers & Mechanics Bank, Burlington, New Jersey (collectively referred to as “FMS”), each of the 6,529,313 outstanding shares of FMS common stock will be acquired by the Company in a cash and stock transaction valued at approximately $183.0 million. In conjunction with the merger, FMS’s wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor. Pursuant to the Agreement, FMS shareholders will elect to receive for each share either:

1)	$28.00 in cash without interest; and/or

2)	Shares of common stock of the Company and cash for fractional shares, based on a 2.80 exchange ratio.

Although shareholders of FMS are being given the choice of whether to receive cash, Company common stock, or a combination of the two, all cash and stock elections will be subject to certain allocation and proration procedures. In particular, the total number of FMS shares converted into the right to receive cash consideration will be 42.5% of the outstanding FMS shares and the total number of FMS shares converted into the right to receive stock consideration shall be 57.5% of the outstanding FMS shares. The maximum number of shares of Beneficial Mutual Bancorp that may be issued as stock consideration will be the 2.80 exchange ratio multiplied by 57.5% of the outstanding FMS shares. To the extent necessary to maintain the aggregate pro forma tangible book value of the shares of the Company’s common stock issued in the merger at not less than $65.6 million, the amount of FMS common stock that will be converted into the right to receive cash will decrease to 35% and the maximum amount of FMS common stock that may be converted into the right to receive Company common stock will increase to up to 65% of the outstanding FMS shares.

Notwithstanding the foregoing terms of the Merger Agreement, the number of FMS shares exchanged for cash and stock will be adjusted to comply with the OTS’ requirement that the percentage of stock consideration issued to FMS shareholders is less than 50% of the amount of stock issued by the Company in the Offering. Further, to the extent necessary to maintain a minimum aggregate pro forma tangible book value of Company common stock, the number of shares of FMS common stock to be converted into Company common stock in the merger will increase to no greater than 65% of the total number of shares of Company common stock issued and outstanding on the date of the merger and that the total value of the cash portion of the merger consideration must be equal to at least 35% of the total number of the FMS shares on the date of the merger.

The number of shares of common stock to be sold in the Offering and issued in the merger and to the Foundation will range from 47.49% at the minimum to 46.20%, 45.32%, and 44.30% at the midpoint, maximum and supermaximum, respectively, including 950,000 shares issued to the Foundation. The MHC will own the balance of the outstanding shares.

Accordingly, the Company expects to issue between 10,512,194 shares and 11,883,350 shares of common stock to FMS shareholders in the merger with a market value of between approximately $105.1 million and $118.8 million, and to pay cash consideration in a range of approximately $64.2 million to $77.9 million.

Boards of Directors
February 23, 2007

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, the MHC, FSM, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our appraisal, we have reviewed the applications for this transaction, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company that has included a review of its audited financial information for fiscal years ended December 31, 2002 through 2006. We have also conducted due diligence related discussions with the Company’s management; Deloitte & Touche, LLP, the Company’s independent auditor; Muldoon Murphy & Aguggia LLP, the Company’s conversion counsel; and Sandler O’Neill & Partners, L.P., the Company’s financial and marketing advisor in connection with the Company’s Offering. Additionally, we have conducted an analysis of FMS, including a review of audited financial information for the five fiscal years through 2006 and securities filings for the same period. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock issuance and simultaneous acquisition of FMS on the Company’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company’s and FMS’ primary market areas and have compared the Company’s financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have specifically considered the market for the stock of publicly-traded mutual holding companies, including the market for initial public offerings in conjunction with other MHC reorganizations. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics. We have also considered the expected market for the Company’s public shares, taking into account the foregoing.

Boards of Directors
February 23, 2007

Our Appraisal is based on the Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company and FMS and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company or FMS, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities of the Company or FMS. Our valuation was also predicated on the Company completing the acquisition of FMS in a manner consistent with the Agreement. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company, FMS and for all thrifts and banks. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Our Appraisal is based on the Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company or FMS, their respective independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities, on or off balance sheet, of the Company or FMS. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Company at this time. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the Offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Boards of Directors
February 23, 2007

Valuation Conclusion

It is our opinion that, as of February 23, 2007, the aggregate market value of the Company’s common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company’s depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS’s shareholders at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share Offering price is set forth below:

	Before Issuance of		After Issuance of
	Foundation Shares		Foundation Shares(1)(2)
		Aggregate		Aggregate
	Total	Market	Total	Market
	Shares(1)	Value(1)	Shares(1)	Value(1)
Minimum	55,137,194	$551,371,940	56,087,194	$560,871,940
Midpoint	63,453,103	$634,531,030	64,403,103	$644,031,030
Maximum	71,925,890	$719,258,900	72,875,890	$728,758,900
Supermaximum	81,314,600	$813,146,000	82,264,600	$822,646,000

(1)	Based on a $10.00 per share price, pursuant to a full conversion.
(2)	The valuation conclusion takes into account all the shares issued and outstanding immediately following the stock issuance, acquisition and contribution to the Foundation.

Based on the foregoing, the Board has determined to offer from 27.05% to 28.70% of the full value for sale in the Minority Stock Offering, and issue 10,512,194 to 11,883,350 merger shares to FMS’s shareholders and issue an additional 950,000 shares to the Foundation such that the minority ownership percentage at the conclusion of the transaction will range from 47.49% at the minimum of the Offering range to 46.20%, 45.32% and 44.30%, at the midpoint, maximum and supermaximum of the Offering range, respectively. The full range incorporating this transaction structure is set on the following page.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of the Company immediately upon issuance of the stock.

Boards of Directors
February 23, 2007

			Shares Issued Publicly
			Total Public	Sold In the	Merger	Issued to
	Total Shares	MHC Shares	Shares(2)	Offering	Shares (2)	Foundation (3)
Shares (1)
Minimum	56,087,194	29,452,500	26,634,694	15,172,500	10,512,194	950,000
Midpoint	64,403,103	34,650,000	29,753,103	17,850,000	10,953,103	950,000
Maximum	72,875,890	39,847,500	33,028,390	20,527,500	11,550,890	950,000
Supermaximum	82,264,600	45,824,625	36,439,975	23,606,625	11,883,350	950,000

Distribution of Shares
Minimum	100.00%	52.51%	47.49%	27.05%	18.74%	1.69%
Midpoint	100.00%	53.80%	46.20%	27.72%	17.01%	1.48%
Maximum	100.00%	54.68%	45.32%	28.17%	15.85%	1.30%
Supermaximum	100.00%	55.70%	44.30%	28.70%	14.45%	1.15%

Aggregate Market Value
Minimum	$560,871,940	$294,525,000	$266,346,940	$151,725,000	$105,121,940	$9,500,000
Midpoint	644,031,030	346,500,000	297,531,030	178,500,000	109,531,030	9,500,000
Maximum	728,758,900	398,475,000	330,283,900	205,275,000	115,508,900	9,500,000
Supermaximum	822,646,000	458,246,250	364,399,750	236,066,250	118,833,500	9,500,000

(1) Based on offering price of $10.00 per share.

(2) Reflects a 2.80 times exchange ratio.

(3) Shares issued to the Foundation are fixed at 950,000.

Boards of Directors
February 23, 2007

RP Financial’s valuation was determined based on the financial condition, operations and shares outstanding of the Company and FMS as of December 31, 2006, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of the Company or FMS, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of the Company’s Offering.

Respectfully submitted, RP® FINANCIAL, LC.

/s/ Ronald S. Riggins
Ronald S. Riggins President and Managing Director

/s/ James P. Hennessey
James P. Hennessey Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania

PAGE
DESCRIPTION	NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Current Organization Structure	1.2
Description of Plan of Stock Issuance	1.2
Establishment of a Charitable Foundation	1.4
Acquisition of FMS	1.4
Reasons for the FMS Acquisition	1.6
Reasons for Minority Stock Issuance and Use of Proceeds	1.8
Strategic Overview	1.9
Balance Sheet Trends	1.11
Income and Expense Trends	1.18
Interest Rate Risk Management	1.24
Lending Activities and Strategy	1.26
Asset Quality	1.31
Funding Composition and Strategy	1.32
Subsidiary	1.34
Legal Proceedings	1.35

CHAPTER TWO MARKET AREA

Introduction	2.1
Market Area Demographics	2.3
Summary of Local Economy	2.6
Unemployment Trends	2.10
Market Area Deposit Characteristics	2.11

RP® Financial, LC.

TABLE OF CONTENTS
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania
(continued)
PAGE
DESCRIPTION	NUMBER

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Basis of Comparison	3.2
Selected Peer Group	3.3
Financial Condition	3.6
Income and Expense Components	3.9
Loan Composition	3.12
Credit Risk	3.14
Interest Rate Risk	3.14
Summary	3.17

CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.2
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.5
4. Primary Market Area	4.6
5. Dividends	4.8
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.9
A. The Public Market	4.9
B. The New Issue Market	4.16
C. The Acquisition Market	4.18
8. Management	4.18
9. Effect of Government Regulation and Regulatory Reform	4.19
Summary of Adjustments	4.19
Basis of Valuation - Fully-Converted Pricing Ratios	4.20
Valuation Approaches: Fully-Converted Basis	4.21
Comparison to Recent Conversions and MHC Offerings	4.29
Valuation Conclusion	4.29

RP® Financial, LC.

LIST OF TABLES
BENEFICIAL MUTUAL BANCORP, INC.
Philadelphia, Pennsylvania

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.12
1.2	Historical Income Statements	1.19

2.1	Summary Demographic Data	2.4
2.2	Employment by Sector	2.7
2.3	Largest Employers in the Greater Philadelphia Region	2.8
2.4	Market Area Unemployment Trends	2.10
2.5	Bucks, Chester, Delaware, Montgomery, Philadelphia, Burlington, Camden & Mercer County Deposit Detail	2.12

3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition and Related Information	3.13
3.5	Credit Risk Measures and Related Information	3.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.16

4.1	Peer Group Market Area Comparative Analysis	4.7
4.2	Pricing Characteristics and After-Market Trends	4.17
4.3	Calculation of Implied Per Share Data - Incorporating MHC Second Step Conversion	4.22
4.4	Public Market Pricing - Fully-Converted Basis	4.32
4.5	Public Market Pricing - MHC Basis	4.33

RP® Financial, LC.
Page 1.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Beneficial Mutual Savings Bank (the “Bank”), organized in 1853, is a Pennsylvania chartered stock savings bank which conducts operations from 39 full-service branch locations, including 38 in Chester, Delaware, Montgomery, Philadelphia and Bucks Counties in Pennsylvania and one full-service location in Mt. Laurel, New Jersey. Over the years, the Bank has grown its branch network primarily on a de novo basis. The Bank primarily serves the greater Philadelphia metropolitan area. With the acquisition of FMS Financial Corp., and its wholly-owned subsidiary, Farmers and Mechanics Bank (collectively referred to as “FMS”), simultaneously with the minority stock issuance (the “Minority Stock Issuance” or “Offering”), the Bank will expand its office network into the contiguous New Jersey market. FMS operates 42 offices, including 37 offices in Burlington County where FMS is headquartered, and four offices in Camden County. The acquisition of FMS will substantially enhance the Bank’s market share in Burlington County (increasing the market rank to third) and will represent a market entrée into Camden County. FMS has announced its intent to close 11 offices subsequent to the date of the financial data.

The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2006, Beneficial Mutual Bancorp, Inc. (“Beneficial” or the “Company”), the mid-tier holding company for the Bank, had total assets of $2.3 billion, deposits of $1.7 billion, and equity of $280.4 million, equal to 12.2% of total assets. For the 12 months ended December 31, 2006, the Company reported net income of $11.6 million for a return of 0.49% on average assets. The Bank’s audited financial statements are included by reference as Exhibit I-1. The Company’s size, capitalization and profitability will significantly increase as a result of the Minority Stock Issuance and the acquisition of FMS. In addition, the merger will increase the public shares outstanding and result in certain purchase accounting adjustments and intangible assets.

RP® Financial, LC.
Page 1.2

Current Organization Structure

The Bank completed its reorganization from a state-chartered mutual savings bank into a two-tiered mutual holding company structure on August 24, 2004. In conjunction with the reorganization, Beneficial Savings Bank MHC (the “MHC”), a federally-chartered mutual holding company, was formed. The MHC currently owns all of the capital stock of the Company. No stock was issued publicly pursuant to the reorganization. The Bank transferred $100,000 of retained earnings to the Company and $100,000 of retained earnings to the MHC. At the same time, the Bank converted to a Pennsylvania-chartered stock savings bank with the Company owning all of its outstanding stock. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. A chart showing the current structure of the MHC, the mid-tier holding company and the Bank is set forth below.

Description of Plan of Stock Issuance

Pursuant to the Plan of Stock Issuance, the Company will publicly offer a minority position of its common stock (“Minority Stock Issuance” or “Offering”), inclusive of stock issued to a newly-formed charitable foundation and merger shares issued to FMS shareholders. On a pro forma basis, the MHC will retain a majority interest in the Company. The public stock ownership following the Minority Stock Issuance, establishment of a charitable foundation and acquisition will range from 44.30% to 47.49% and the MHC’s ownership will range from 52.51% to 55.70%. The Company will continue to be the sole subsidiary of the MHC and will own 100% of the Bank’s outstanding stock. The Company will retain approximately 50% of the net Offering proceeds after the cash payment in connection with the merger. A portion of the remaining cash will be loaned to the newly-formed employee stock ownership plan (“ESOP”) to purchase shares equal to 3.92% of the total shares outstanding following the Minority Stock Issuance.

RP® Financial, LC.
Page 1.3

A chart showing the post-reorganization ownership structure is shown below.

The net reinvestable proceeds at the Company and the Bank will initially be invested into short-term investments pending longer-term deployment. The Bank’s activities are expected to be generally consistent with the past. The Company intends to pursue acquisitions of other regionally-based financial institutions as well as open de novo branches, capitalizing on the increased equity position. At present, there are no specific plans to acquire other financial institutions. The Company may pay dividends to shareholders and/or repurchase shares of common stock, but there are no specific plans for either of these activities.

Further details of the Minority Stock Issuance and acquisition are set forth in the Company’s prospectus.

RP® Financial, LC.
Page 1.4

Establishment of a Charitable Foundation

In order to enhance the historically strong community service and reinvestment activities, the Company will establish The Beneficial Foundation, Inc. (the “Foundation”), a private charitable foundation, in connection with the Offering. The Company will make a contribution to the Foundation in an amount equal to $10 million, comprised of 950,000 shares of stock with a value of $9.5 million based on an initial public offering (“IPO”) price of $10.00 per share, and $500,000 of cash. The Foundation’s charitable giving is intended to complement the Company’s existing community reinvestment activities, and will be dedicated to help fund local projects and to support certain civic, charitable and cultural organizations within the communities served by the Bank. The Company believes the Foundation will enhance the Bank’s already strong reputation for community service. The Foundation’s ownership of the Company’s stock will enable the local community served to share in the potential increase in market value and dividends over time.

Acquisition of FMS

Pursuant to the October 12, 2006 merger agreement (the “Merger Agreement”) by and between the MHC, the Company, and the Bank with FMS Financial Corp., Burlington, New Jersey, a Delaware corporation, and its wholly-owned subsidiary, Farmers & Mechanics Bank, Burlington, New Jersey (collectively referred to as “FMS”), each of the 6,529,313 outstanding shares of FMS common stock will be acquired by the Company in a cash and stock transaction valued at approximately $183.0 million. In conjunction with the merger, FMS’s wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor. Pursuant to the Agreement, FMS shareholders will elect to receive for each share either:

1)	$28.00 in cash without interest; and/or

2)	Shares of common stock of the Company and cash for fractional shares, based on a 2.80 exchange ratio.

Although shareholders of FMS are being given the choice of whether to receive cash, Company common stock, or a combination of the two, all cash and stock elections will be subject to certain allocation and proration procedures. In particular, the total number of FMS shares converted into the right to receive cash consideration will be 42.5% of the outstanding FMS shares and the total number of FMS shares converted into the right to receive stock consideration shall be 57.5% of the outstanding FMS shares. The maximum number of shares of Beneficial Mutual Bancorp that may be issued as stock consideration will be the 2.80 exchange ratio multiplied by 57.5% of the outstanding FMS shares. To the extent necessary to maintain the aggregate pro forma tangible book value of the shares of the Company’s common stock issued in the merger at not less than $65.6 million, the amount of FMS common stock that will be converted into the right to receive cash will decrease to 35% and the maximum amount of FMS common stock that may be converted into the right to receive Company common stock will increase to up to 65% of the outstanding FMS shares.

RP® Financial, LC.
Page 1.5

Notwithstanding the foregoing terms of the Merger Agreement, the number of FMS shares exchanged for cash and stock will be adjusted to comply with the OTS’ requirement that the percentage of stock consideration issued to FMS shareholders is less than 50% of the amount of stock issued by the Company in the Offering.

The number of shares of common stock to be sold in the Offering and issued in the merger will range from 47.49% at the minimum to 46.20%, 45.32%, and 44.30% at the midpoint, maximum and supermaximum, respectively, including 950,000 shares issued to the Foundation. The MHC will own the balance of the outstanding shares.

Accordingly, the Company expects to issue between 10,512,194 shares and 11,883,350 shares of common stock to FMS shareholders in the merger with a market value of between approximately $105.1 million and $118.8 million, and to pay cash consideration in a range of approximately $64.2 million to $77.9 million.

FMS Financial Corp.

FMS Financial Corp. is the New Jersey chartered savings and loan holding company for the wholly-owned Farmers and Mechanics Bank (“F&M”). FMS is a publicly-traded company whose stock is quoted on the NASDAQ National Market System under the ticker symbol “FMCO”. To date, FMS has not engaged in any material operations other than to hold all of the issued and outstanding stock of Farmers and Mechanics Bank, invest available funds in securities, payment of dividends and repurchase of shares. A portion of the invested funds in F&M were derived through the issuance of trust preferred securities. As of December 31, 2006, FMS reported consolidated assets of $1.2 billion, net loans receivable of $450.1 million, deposits of $933.1 million, borrowings of $115.0 million, trust preferred debt of $51.5 million and stockholders’ equity of $78.4 million, equal to 6.60% of total assets. Pursuant to the Merger Agreement, FMS will be merged into the Company and the Company will be the surviving corporation and F&M will be merged into the Bank.

RP® Financial, LC.
Page 1.6

Farmers and Mechanics Bank

F&M is a federally-chartered stock savings bank which was founded in 1871 under the name of Farmers and Mechanics Building and Loan Association. F&M is headquartered in Burlington, New Jersey, and serves greater Burlington County and parts of Camden and Mercer Counties, New Jersey, through a total of 42 branches. F&M is a community-oriented savings bank, which has emphasized financial services that meet the borrowing and savings needs of its local customer base, particularly residential mortgage loans and retail deposits. F&M’s lending diversification has gradually increased over the last five years, consisting primarily of commercial and multi-family mortgage lending and, to a lesser extent, commercial business lending.

While F&M has steadily grown in recent years, the investment securities and mortgage-backed securities (“MBS”) comprise the majority of the base of interest-earning assets (“IEA”), as loan growth has been comparatively modest and F&M has sought to maintain a fully leveraged capital position. Deposits comprise the majority of interest-bearing liabilities (“IBL”), with the borrowings consisting primarily of FHLB advances. In order to enhance the regulatory capital position, FMS has issued trust preferred securities, with a portion of the proceeds downstreamed to F&M as Tier 1 equity over the last several years. F&M is subject to regulation, examination and supervision by the OTS. Pursuant to the Merger Agreement, F&M will be merged into the Bank.

Reasons for the FMS Acquisition

The acquisition of FMS is expected to enhance the Company’s operations in a number of ways. Most notably, the acquisition will expand the Company’s geographic presence in existing and contiguous markets; the Company’s presence in New Jersey is currently limited to one office. Further, the Company will become a larger institution with a greater market capitalization, giving it a larger platform for expansion. The Company’s commercial lending strategy will be augmented by FMS’s commercial portfolio and relationships in existing and contiguous markets. Following the merger, the Company is expected to rank fourth in terms of deposit market share in Burlington County while the acquisition of FMS’s offices in Camden County in New Jersey will represent a market entrée into this market for the Company. The combined organization is expected to be better postured to improve the return on equity (“ROE”) that the Company could initially realize in a stand-alone minority stock issuance. Thus, the merger facilitates the Company’s ability to enhance shareholder value over the long term.

RP® Financial, LC.
Page 1.7

Other reasons for the merger are set forth below.

•	The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Company’s branches.

•
The ability to achieve targeted loan growth and diversification into commercial lending will be accelerated by the acquisition of FMS’s loan portfolio. Moreover, the expanded branch presence in New Jersey is expected to enhance the ability to more fully develop commercial account relationships.

•	The combined entity will have a significantly larger customer base for purposes of cross-selling the Bank’s product and services.

•	The larger asset size, geographic presence and market capitalization that will result from the acquisition will better position the Company to pursue other strategic acquisitions.

•	Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:

•	Reduction in personnel expenses through consolidation of certain management and administrative positions;

•	Reduction of certain professional services, such as legal, audit and tax and consulting and;

•	Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base.

It is anticipated that there will be some consolidation of FMS’s personnel, but that the current senior management of the Company will remain in their respective positions following the acquisition. Two members of the FMS Board will join the Company’s Board of Directors.

RP® Financial, LC.
Page 1.8

Reasons for Minority Stock Issuance and Use of Proceeds

A key component of the Company’s business plan is to complete a Minority Stock Issuance. The Offering will support growth of market share and competitive position, most notably through the acquisition of FMS. The proceeds from the Offering will be utilized to fund the cash portion of the consideration to be paid in the acquisition. Additionally, the completion of the Minority Stock Issuance will increase the Company’s capital resources which will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets; (2) expansion and diversification of operations through acquisitions of other financial institutions or de novo branching as opportunities arise; (3) enhancement of existing products and services and development of new products and services; and (4) improvement of the competitive position.

The Company perceives that there will be additional opportunities for growth through acquisition following the Minority Stock Issuance and simultaneous acquisition. In this regard, the Company currently plans to open three branches in 2007 and will continue to evaluate branching opportunities thereafter. The initial use of proceeds anticipated is highlighted below.

•
MHC. The MHC currently is the sole shareholder of the Company, and will retain a majority ownership upon completion of the Offering ranging from 52.51% to 55.70%. The MHC is not currently expected to engage in business activity other than stock ownership of the Company. The MHC was capitalized with $100,000 upon formation as of August 24, 2004, and no additional capitalization is anticipated with the Offering.

•
The Company. The Company will retain up to 50% of the net conversion proceeds after expenses. From this amount will be deducted the necessary amount to fund the ESOP loan, equal to 3.92% of the total shares outstanding after the Minority Stock Issuance and acquisition. The remaining proceeds will be primarily used to fund the cash portion of the consideration to be paid for the acquisition of FMS. The approximate cash cost to be paid for the acquisition is estimated to range from $64.2 million to $77.9 million before transaction expenses and other merger-related restructuring expenses. The remaining proceeds will be held in liquidity and short-term investments.

•
The Bank. The Bank will retain up to 50% of the net conversion proceeds. The net investable cash is expected to be lower than the paid-in capital, based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, invested into short- to intermediate-term securities pending deployment into loans and investment securities.

RP® Financial, LC.
Page 1.9

Strategic Overview

In recent years, the Company’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, checking, savings and other financial needs of customers in the Philadelphia metropolitan area. In this regard, the Company historically emphasized a permanent residential lending strategy with a moderate diversification into commercial real estate lending and construction/development lending. The Company determined that there was ample opportunity for profitable growth as a community bank in commercial and consumer lending during the early 1990s. Over the last decade, the Company has broadened its products and services and emphasized responsive customer service to local retail and commercial customers.

The Company has implemented a two-prong lending strategy: (1) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans (“C&I loans”); and (2) lending to consumers including both first mortgage and home equity lending as well as auto and other consumer non-mortgage lending. The Company has developed the infrastructure to support its commercial and consumer lending strategy, including policies and procedures for credit administration and risk management. At present, the Company employs nine loan officers with extensive regional commercial lending experience, which represents an increase from a total of five commercial loan officers two years ago. The Company’s competitive strategy for commercial lending has been facilitated by such staffing and infrastructure enhancements. A number of the Company’s senior management and lending staff were formerly employed at Philadelphia area commercial banks, including the newly-employed CEO, thus bringing experienced staff to the Company’s commercial lending program. The Company has separated the credit and loan administration function from the loan department, posturing the credit and loan administration department to be better able to assess and minimize the credit-related risks of commercial lending. Additionally, the internal loan review function has been augmented by a periodic third party review performed by a firm expert in the field.

RP® Financial, LC.
Page 1.10

The impact of the Company’s lending emphasis is evidenced in the loan portfolio composition, which reflects that commercial mortgage loans comprised the largest single element of the loan portfolio equaling 24.4% of total loans. The balance of the loan portfolio reflects a broad mixture of residential mortgage (both first and second mortgage loans and home equity lines of credit) as well as consumer installment loans (including a large portfolio of auto loans).

The Company has been expanding its retail franchise in existing and contiguous markets through marketing, product and pricing, and relationship banking strategies, as well as through de novo branching, acquisition and emphasizing alternative delivery systems. In this regard, the Company acquired Northwood Savings Bank (“Northwood”) in November 2005, a $8.8 million assets mutually-owned savings bank, and further expanded its retail presence in the Philadelphia metropolitan area through the establishment of three branches in fiscal 2005 and one in 2006 with two branches relocated, and has plans to open three additional branches in the metropolitan area in fiscal 2007. Similarly, the Company expanded its ability to offer insurance related products through the acquisition of Paul Hertel & Co. (“Hertel”), an insurance agency with a long history of operations in the Philadelphia metropolitan area. The Company will be seeking to continue to expand its ability to offer non-traditional products and services, primarily in the insurance, brokerage and wealth management areas.

Retail deposits have consistently served as the primary funding liability for the Company. Borrowings have been used to a limited degree, primarily for asset-liability management purposes, and the Company anticipates continuing to use borrowed funds in this capacity in the foreseeable future.

The Board and management believe that the Company is uniquely postured to effectively compete against the numerous larger financial institutions operating locally, including those headquartered both in Philadelphia as well as those outside the local market. In this regard, the local decision making and focus on prompt loan approvals gives the Company an additional competitive edge, particularly with respect to the development of commercial account relationships.

RP® Financial, LC.
Page 1.11

Following the Minority Stock Issuance and completion of the acquisition of FMS, the Company will continue to focus on continuing to more fully develop the four broad initiatives which have already been implemented. These strategies include: (1) continue to expand commercial banking products and services, with an emphasis on developing broad-based commercial banking relationships; (2) more fully develop the ability to service retail consumers by expanding and/or improving delivery systems (including branches and the Internet capability) and more fully tailoring products and services to meet the needs of the targeted customer base; (3) emphasize customer service, particularly utilizing the Internet and other customer delivery technologies and information systems; and (4) fully develop non-traditional fee-based products and services.

The foregoing business plan strategies have been developed to facilitate growth of the balance sheet, earnings and overall franchise value. The most significant avenue for growth currently is the acquisition of FMS, which will enhance the ability to serve customers across a broad section of New Jersey on a retail basis. Growth is targeted to occur on both an organic basis at existing offices and through planned de novo branching. Additionally, the Company expects to continue to evaluate potential acquisition candidates in its current or contiguous markets with the objective of leveraging the management and other infrastructure as well as its enhanced capital position following the completion of the Offering. While not a primary avenue of growth, the Company will evaluate potential wholesale leveraging strategies during windows of market opportunity.

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data from December 31, 2002 through December 31, 2006. Also reflected in Table 1.1 is the consolidated pro forma balance sheet at December 31, 2006 giving effect to the acquisition of FMS - which incorporates purchase accounting estimates but not Offering proceeds. The following paragraphs describe the historical balance sheet trends for the Company on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of FMS will be discussed in a later section.

RP® Financial, LC.
Page 1.12

[TABLE 1.1 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)

RP® Financial, LC.
Page 1.13

Growth Trends

Table 1.1 shows the Company’s balance sheet data for the past five fiscal years. From December 31, 2002 through December 2006, the Company exhibited modest annual asset growth of 1.5%, with total assets increasing through fiscal 2005, while diminishing modestly in the most recent fiscal year. Importantly, the focus of the Company’s operations in recent years on expanding the loan portfolio while simultaneously restructuring the loan mixture to include a greater proportion of commercial real estate and, to a lesser extent, C&I loans. As a result, while total assets increased by only $135 million over the four fiscal years ending in fiscal 2006, the loan portfolio increased by $297 million over the corresponding time frame with the balance of commercial mortgage, construction and home equity loans and lines of credit accounting for all of the increase (i.e., the balance of residential mortgage, auto and other non-mortgage consumer installment loans declined over this period). As a result, the balance of cash and investments has diminished since fiscal 2002. Reflecting the redeployment of funds from the cash and investment portfolio into loans, the ratio of loans-to-assets has increased from 63.5% as of the end of fiscal 2002, to 72.7% as of the end of fiscal 2006, while the ratio of cash and investment-to-assets has diminished from 32.6% to 21.7% over the corresponding time frame.

Deposits have increased at an annual rate of 2.6% since 2002, while borrowed funds have declined at a 4.6% compounded annual rate over this timeframe. As discussed above, the Company’s strategic focus has been on restructuring the balance sheet rather than on merely achieving growth in key balance sheet aggregates. Moreover, the flat interest rate environment prevailing over the last several years has limited the ability to generate adequate returns on wholesale leveraging strategies relative to the risks assumed.

        Annual equity growth equaled 3.6% since the end of fiscal 2002, with the modest rate of growth reflecting both the Company’s modest ROA as well as its relatively strong capital position. Coupled with the modest asset growth rate of 1.5% since fiscal 2002, the equity-to-assets ratio increased from 11.2% as of the fiscal year end 2002 to 12.2% as of December 31, 2006. The tangible equity ratio declined modestly in fiscal 2005, due to approximately $9.5 million of intangible assets generated from the acquisition of Hertel, and equaled 11.8% of assets as of December 31, 2006. The additional capital realized from the Minority Stock Issuance will serve to significantly increase the Company’s equity position, even after accounting for the impact of the acquisition of FMS.

RP® Financial, LC.
Page 1.14

Loans Receivable

Loans receivable totaled $1.7 billion or 72.7% of total assets and 100.2% of deposits, as of December 31, 2006. The loans/assets and loans/deposits ratios reflects an increasing trend since the end of fiscal 2002, notwithstanding relatively modest growth of the loan portfolio as discussed above. The Company’s loan portfolio composition is reflective of a diversified lending strategy, with commercial and consumer loans comprising a larger portion of total loans than residential mortgage loans. Importantly, the loan portfolio composition has undergone modest change over the last five fiscal years. Commercial mortgage loans (includes commercial construction loans) loans have increased from 11.4% of total loans at year end 2002 to 24.4% of total loans at December 31, 2006, while C&I loans increased from 2.5% of total loans in fiscal 2002, to 5.9% of total loans as of the end of fiscal 2006. Similarly, home equity loans and lines of credit also represent a growth element of the loan portfolio increasing from 15.4% of total loans in fiscal 2002, to 22.9% in fiscal 2006.

The Company’s emphasis on commercial lending as well as home equity loans and lines of credit has resulted in resulted in the balance of one-to-four family mortgage loans and other forms of consumer non-mortgage installment debt declining in proportion to total loans. Specifically, one-to-four family permanent mortgage loans has declined from 20.1% of total loans in fiscal 2002, to 16.6% of loans in fiscal 2006, while auto and other non-mortgage installment loans have declined from more than 50% of total loans in fiscal 2002, to 29.7% currently.

Investment and Mortgage Backed Securities

The Company’s business plan strategy has been to gradually replace securities with higher yielding loans upon maturity or through liquidation, particularly as the Fed raised short-term interest rates which has effectively diminished the returns available through wholesale leveraging. Since the end of fiscal 2002, the Company’s cash and investment portfolio has diminished from $706.6 million, equal to 32.6% of total assets, to $499.9 million, equal to 21.8% of total assets, at year end 2006.

RP® Financial, LC.
Page 1.15

As of December 31, 2006, the Company’s portfolio of cash and cash equivalents totaled $23.1 million, equal to 1.0% of assets. Investment securities available for sale (“AFS”) totaled $346.4 million, equal to 15.1% of assets, while the balance of securities held to maturity (“HTM”) was lower at $130.4 million, or 5.7% of assets, as of December 31, 2006 (see Exhibit I-3). MBS comprise the largest segment of the investment and MBS portfolio, totaling $322.6 million, or 14.0% of assets, as of December 31, 2006. Approximately 68.1% of the MBS portfolio was classified as AFS, and MBS primarily consist of collateralized mortgage obligations (“CMOs”) and pass-through agency securities.

As of December 31, 2006, the Company’s investment portfolio totaled $138.7 million, or 6.0% of total assets, and was primarily comprised of U.S. Government agency securities ($99.3 million), investment grade state and municipal securities ($31.7 million) and relatively small balances of equity securities ($7.6 million).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following the Offering, pending gradual redeployment into higher yielding loans.

Funding Structure

The Company maintains a relatively large base of savings and transaction accounts (or “core” deposits), with 53.6% of deposits consisting of certificates of deposits (“CDs”) as of December 31, 2006. Growth of the Company’s deposit base was enhanced modestly through the merger with Northwood Savings Bank in November 2005. Since the end of fiscal 2002, total deposits have increased at a 2.6% annual rate, as the Company made the determination as interest rates increased to limit the prices paid for time deposits. At the same time, the Bank emphasized transaction accounts through offering convenient access and high customer service and offset some of the CD outflow with new deposit growth at the newly-opened de novo branches and the Northwood acquisition. As future prospects for in-market deposit growth at existing branch facilities are expected to remain moderate, in order to gain market share the Company has been intensifying the cross-selling strategy to stimulate deposit growth from existing customers and refining products and services. The Company currently has plans to open three additional branches in the next year and will continue to evaluate other de novo branching as well as acquisition opportunities which may become available.

RP® Financial, LC.
Page 1.16

Borrowings have been utilized historically and since 2002, have primarily consisted of FHLB advances. Advances have been used as the Company sought to avail itself to favorably priced long term funds. The Company expects to continue to utilize borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required.

As noted earlier, the Company’s focus has been on expanding the retail elements of the balance sheet, particularly as the Federal Reserve has raised short-term interest rate targets. As a result, borrowed funds have diminished over the last five fiscal years, with a notable reduction in the most recent fiscal year (i.e., borrowed funds declined by $113.3 million or by 27.8%). As of December 31, 2006, the Company’s borrowings totaled $294.9 million, equal to 12.8% of total assets, consisting of FHLB advances ($196.6 million or 8.5% of assets) and other borrowed funds ($98.3 million or 4.3% of assets) primarily comprised of reverse repurchase agreements.

Equity

The moderate equity growth of 3.6% annually since fiscal 2002 reflects the Company’s comparatively modest profitability and relatively strong equity ratio. As of December 31, 2006, the Company’s equity totaled $280.4 million, or 12.2% of total assets; the equity/assets ratio has increased modestly as a result of limited asset growth. The Company’s tangible equity-to-assets ratio equaled 11.8% at December 31, 2006, versus a comparable ratio of 11.3% at year end 2002. Total intangible assets created pursuant to the Hertel acquisition equaled $9.5 million, including $2.8 million of identifiable intangibles, which are being amortized over their estimated life.

FMS Balance Sheet Trends

From December 31, 2002 through December 31, 2006, FMS’s assets increased at an annual rate of 1.3%. For the five year period, total assets peaked at $1.250 billion in fiscal 2003, and have subsequently diminished. Expansion of the loan portfolio was the largest contributor to growth, although investment securities represent the majority of the interest-earnings assets. Asset growth has been funded primarily with deposits over this period which increased at a 3.9% annual rate; in addition, available liquidity facilitated a paydown borrowing, which declined at a 8.4% compounded annual rate since fiscal 2002.

RP® Financial, LC.
Page 1.17

FMS’s loan portfolio which totaled $450.1 million as of December 31, 2006, is concentrated in permanent one-to-four family mortgage loans (63.2% of total loans). The balance of the loan portfolio is comprised of commercial mortgage loans (29.0% of total loans), C&I loans (5.8% of total loans) and comparatively small balances of construction and consumer loans (2.0% of total loans in aggregate).

Overall, cash and investments together totaled $684.2 million, equal to 57.6% of total assets as of December 31, 2006. FMS’s $574.4 million investment portfolio is composed of relatively high quality liquid securities. U.S Government and federal agency securities, many of which are structured callable securities, comprise the most significant component of FMS’s investment portfolio; these securities totaled $261.8 million as of December 31, 2006, with the majority being classified as HTM. The balance of the investment portfolio was comprised of MBS and CMOs, and municipal bonds. Securities classified as HTM comprised the majority of the portfolio, totaling $428.4 million, or 74.6% of the investment portfolio, while the balance of the securities portfolio was classified as HTM, which totaled $146.0 million, or 25.4% of the investment portfolio.

Deposits serve as the primary funding source for FMS’s assets, particularly as borrowings have diminished since fiscal year end 2002. FMS’s deposit base composition is heavily weighted toward savings and transaction accounts, as CDs comprised only 24.8% of total deposits as of December 31, 2006. FMS’s deposits-to-assets ratio increased from 71.0% at year end 2002 to 78.5% at year end 2006. The lower level of borrowings has been attributable to both a growing deposit base and available liquidity from maturing investment securities. Comparatively, borrowings-to-assets decreased from 23.2% at year end 2002 to 14.0% at year end 2006. Reverse repurchase agreements from the FHLB constitute the primary source of borrowings held by FMS, which totaled $115.0 million at December 31, 2006. As of December 31, 2006, other borrowings held by FMS consisted of $51.5 million of trust preferred securities.

RP® Financial, LC.
Page 1.18

FMS’s equity increased at an 8.0% annual rate since December 31, 2002, primarily through retention of earnings after dividend payments. FMS’s equity-to-assets ratio equaled 6.6% at December 31, 2006, versus a ratio of 5.1% at year end 2002. F&M’s capital is higher than FMS’s reflecting the impact of the infusion of the proceeds from the trust preferred securities.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements from the fiscal years ended 2002 through 2006. Table 1.2 also shows the pro forma income statement for the 12 months ended December 31, 2006 after giving effect to the acquisition of FMS (but before reflecting the pro forma impact of the conversion and potential merger synergies). The following paragraphs describe the historical income statements of the Company on a pre-acquisition basis. The pro forma income statement impact of the acquisition is discussed in a later section.

The Company’s earnings over the period have trended downward, from a five year peak level of $20.1 million, or 0.96% of average assets, reported in fiscal 2002, to $11.6 million, or 0.49% of average assets reported for fiscal 2006. The level of net income has diminished modestly since fiscal 2002, as balance sheet growth has been comparatively modest and as earnings have been negatively impacted by spread compression and increased operating costs. The Company’s profitability has been favorably impacted by relatively strong asset quality (loan loss provisions have been limited) and limited losses.

Net Interest Income

Net interest income has declined over the last five fiscal years, both in dollar terms and as a percent of average assets. The reduction was primarily the result of spread compression in the face of limited growth despite the increased mix of loans. Specifically, since fiscal 2002, net interest income has declined from $69.4 million, or 3.31% of average assets, to $64.4 million, or 2.72% of average assets.

Data pertaining to the Company’s interest rate spreads are set forth in Exhibit I-4 and show that its spreads have declined over the last five fiscal years. Specifically, the Company’s interest rate spread decreased from 3.03% in fiscal 2004, to 2.45% in fiscal 2006, despite the increased mix of loans and emphasis on higher yielding loans. The diminished yield-cost spreads reflect the flattening yield curve as the Federal Reserve Open Market Committee has increased the targeted Federal Funds rate 17 times in 25 basis point increments while longer term interest rates have increased at a more modest pace. Additionally, the highly competitive market for loans and deposits have contributed to the spread compression. The reinvestment of the Offering proceeds should increase net interest income, however, the spread impact is expected to be comparatively modest given the current money market reinvestment yields.

RP® Financial, LC.
Page 1.19

[TABLE 1.2 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Historical Income Statements

RP® Financial, LC.
Page 1.20

Loan Loss Provisions

Provisions for loan losses have been limited in recent periods, reflecting the Company’s historically strong asset quality, low level of chargeoffs and the secured nature of the loan portfolio. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis, and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies. For the 12 months ended December 31, 2006, loan loss provisions totaled $1.6 million, or 0.07% of average assets, which is below the level for the prior five fiscal years.

Non-Interest Income

Other non-interest income has gradually increased since fiscal 2002, from $6.7 million in fiscal 2002 to $9.9 million in fiscal 2006. The growth of non-interest income reflects the modest growth in core deposit balances, non-interest income on bank owned life insurance (“BOLI”) and other miscellaneous fee generating activities. The Bank seeks to increase non-interest fee income by continuing to develop fee-generating commercial loan and deposit relationships and by emphasizing the expansion of non-traditional products (such as insurance and brokerage). In this regard, the non-interest fee income increase from $5.2 million in fiscal 2004 to $9.8 million in fiscal 2005 largely reflects the acquisition of Hertel.

Operating Expenses

The Company’s operating expenses have increased since fiscal 2002, measured both in dollar terms and as a percent of average assets. Specifically, operating expenses have increased from $46.1 million for fiscal 2002, equal to 2.20% of average assets, to $59.4 million in fiscal 2006, equal to 2.51% of average assets. The Company’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, and de novo branching. In addition, there have been cost increases associated with expanded commercial lending and retail banking activities and highly competitive compensation levels in the local area. Increasing benefit costs, including the expense of medical insurance premiums, have been a factor in increasing compensation costs as well. The Company’s operating costs increased notably over the last two years, reflecting the opening of four de novo branches as well as to the acquisition of Hertel. With regard to the Hertel acquisition, the Company began to amortize identifiable intangibles, including the value of the trade name, customer relationships, and non-compete agreements over two to nine years.

RP® Financial, LC.
Page 1.21

Operating expenses are expected to increase following the Minority Stock Issuance as a result of: (1) incremental costs of the additional stock benefit plans to be formed in conjunction with the Offering and to the costs of operating as a public company; (2) continued expansion of products and services; and (3) continued de novo branch expansion. Also operating expenses will increase significantly due to the FMS acquisition. At the same time, balance sheet growth, realization of merger synergies and reinvestment of the Offering proceeds should offset at least a portion of the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expense have historically had a limited impact on earnings over the last five fiscal years, with the most significant non-operating items consisting of impairment charges on AFS securities totaling $3.25 million in fiscal 2004. Other than that, non-operating gains have consisted solely of gains on the sale of investments which totaled $672,000, equal to 0.03% of average assets in fiscal 2006. From a valuation perspective, such net non-operating items will be excluded from the valuation earnings base.

Taxes

The Company’s average tax rate has been trending downward since the end of fiscal 2002, from 28.70% to a 16.65% rate reported in fiscal 2006. In fiscal 1990, the Company formed a subsidiary known as Neumann Corporation (“Neumann”), which holds a portion of investment securities. Investment income generated by this special purpose investment subsidiary is not included in the Company’s Pennsylvania taxable income. Accordingly, the Company believes that it has largely eliminated its future state tax liability through this tax planning strategy and estimates that its current effective tax rate is 35%, solely reflecting federal corporate taxation. The reduction in the Company’s average tax rate over the last five fiscal years has primarily been the result of increased investment in tax-exempt municipal securities, the utilization of low income housing tax credits and the increase in BOLI income, which is also tax exempt.

RP® Financial, LC.
Page 1.22

Efficiency Ratio

Reflecting the trends noted previously in the analysis of the Company’s income and expenses, the Company’s efficiency ratio has increased reflecting the deterioration of core earnings. In this regard, the efficiency ratio has increased from 60.51% in fiscal 2002, to a level of 80.01% reported in fiscal 2006, as operating expenses increased, net interest income diminished and non-interest fee income increased moderately. On a pro forma basis, the efficiency ratio is expected to show some improvement as the net interest income increases with the reinvestment of proceeds, although anticipated operating expense increases (reflecting the public company expense and stock plans expense, diversification and branching) will limit the improvement. Additionally, the Company’s efficiency ratio may benefit from FMS’s earnings power, particularly after anticipated operating synergies are realized over time.

FMS Earnings Trends

FMS has a history of profitable operations, albeit at fluctuating levels, as earnings diminished from $8.0 million (0.77% of average assets) in fiscal 2002 to $6.2 million (0.49% of average assets) in fiscal 2003. Earnings rebounded to $8.8 million (0.71% of average assets) in fiscal 2004 before recording a steady downward trend in fiscal 2005 and 2006 to equal $5.3 million, or 0.45% of average assets, in fiscal 2006. Similar to the trends noted with respect to the Company’s earnings, net income has been subject to downward pressure over the last several years as balance sheet growth has been comparatively modest and as earnings have been negatively impacted by spread compression and increased operating costs. The Company’s profitability has been favorably impacted by relatively strong asset quality (loan loss provisions have been limited) and non-operating items have typically been at relatively low levels.

RP® Financial, LC.
Page 1.23

For the fiscal year ended December 31, 2006, FMS’s net interest income ratio equaled 2.84% of average assets, which represents a reduction from 3.03% of average assets in fiscal 2004. The declining level of net interest income has been attributable to spread compression, as spreads have reduced from 3.29% in fiscal 2004 to 3.05% in fiscal 2006. Likewise, earnings for the fiscal 2004 to 2006 period have been impacted by rising operating expenses in the absence of asset growth, which has caused the ratio of operating expenses to average assets to increase from 2.30% in fiscal 2004 to 2.68% in fiscal 2006. Growth in FMS’s non-interest income has been insufficient to offset the decline in net interest income and increase in operating expenses over the last three fiscal years such that the efficiency ratio has increased from 65.3% in fiscal 2004, to 77.9% in fiscal 2006.

Estimated Pro Forma Impact of FMS Acquisition

Assuming that the FMS merger was completed as of December 31, 2006, and incorporating preliminary purchase accounting adjustments before incorporating the conversion proceeds, on a pro forma basis the FMS acquisition increases the Company’s total assets, loans receivable and total deposits by approximately $1.2 billion, $444.2 million and $932.2 million, respectively (see Table 1.1). FMS’s lower proportion of loans to total assets results in a reduction of the Company’s loans/assets ratio from 72.7% to 60.2% and loans/deposits ratio from 100.2% to 81.4%. At the same time, FMS’s modestly higher proportion of deposits results in the deposits/assets ratio increasing from 72.5% to 73.9% on a pro forma basis. Stockholders’ equity increases by $106.3 million (reflecting the stock exchange portion of the consideration), while approximately $132.8 million of intangible assets are created. Accordingly, before the Minority Stock Issuance, the Company’s tangible equity/assets ratio declines from 11.82% at December 31, 2006 to 6.97% on a pro forma basis.

Pursuant to the purchase method of accounting, the assets and liabilities of FMS will be restated to fair market value as of the date of the acquisition. Also, FMS’s existing stockholders’ equity will be restated to a zero balance, and the excess of the purchase price over the fair market value of net assets well be recorded as an intangible asset with two components - the amortizing core deposit intangible (“CDI”) and the non-amortizing goodwill. Assuming that the acquisition closed as of December 31, 2006, the resulting goodwill and CDI has been estimated at $98.1 million and $34.8 million, respectively.

RP® Financial, LC.
Page 1.24

The Company intends to classify all of the acquired FMS securities as AFS at the time of purchase. The investment portfolio of FMS will be critically evaluated for potential restructuring at the time of the transaction, based on prevailing market conditions and portfolio characteristics at closing. Any gains and losses at the time of restructuring would be limited since the portfolio would have been marked-to-market as of the date of acquisition and incorporated into the calculation of intangible assets.

The pro forma income statement impact of the FMS acquisition is shown in Table 1.2 for the 12 month period ended December 31, 2006. The estimated purchase accounting adjustments reflected in this pro forma earnings calculation consists of CDI amortization, lost reinvestment income on the cash consideration paid to FMS’s shareholders and yield adjustments on loans, investments, deposits and borrowings. Cost savings have not been completely determined and will be realized over time, so they have not been incorporated. The $34.8 million CDI estimate has been assumed to be amortized over a 10 year period on a straight-line basis, indicating an annual pre-tax expense of approximately $3.5 million. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, the Company’s core earnings have been estimated to decrease from 0.49% of average assets to 0.39% average assets, while increasing by $2.3 million on a dollar basis. The decrease in the Company’s ROA before the Minority Stock Issuance is attributable to a lower net interest income ratio (decreasing from 2.72% to 2.68% of average assets) and a higher operating expense ratio (increasing from 2.51% to 2.62% of average assets) largely reflecting the impact of CDI amortization, which were partially offset by a higher non-interest income ratio (increasing from 0.42% to 0.44% of average assets). Based on the foregoing, the Company’s efficiency ratio increases from 80.01% to 83.89% as a result of the acquisition, before potential synergies and the conversion reinvestment impact.

Interest Rate Risk Management
The primary aspects of the Company’s interest rate risk management include:

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Page 1.25

•	Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including consumer and commercial lending;

•	Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;

•	Promoting transaction accounts and, when appropriate, longer term CDs;

•	Utilizing longer-term borrowing when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

•	Maintaining a strong capital level;

•	Increasing non-interest income both through traditional and non-traditional fee generating activities;

•	Limiting investment in fixed assets and other non-earnings assets; and

•	Potentially selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations.

However, notwithstanding the adoption of these interest rate risk management strategies, the repricing of Beneficial’s assets and liabilities is not perfectly matched as the Company appears to be liability sensitive in the short-to-intermediate term as evidenced by the decline in the net interest margin as short-term interest rates have increased in recent years. Beneficial evaluates the impact of interest rate risk on “Income at Risk” using an earnings simulation model to project earnings under multiple interest rate environments over both 12 month and 24 month time horizons resulting in a quantification of interest rate risk. Specifically, the Company’s management generally simulates changes to net interest income pursuant to interest rate scenarios which assume a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of an instantaneous, parallel change in market interest rates of plus or minus 200 basis points for all projected future cash flows. As of December 31, 2006, the Company’s estimated exposure reflects a liability sensitive position, as net income would increase by 8.60% pursuant to a 200 basis point reduction in interest rates while the EVE would increase by 3.91%. Conversely, pursuant to a 200 basis point increase in interest rates, net income and EVE would diminish by 5.20% and 15.05%, respectively.

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Page 1.26

		Base
Basis Point Change in Rates	-200	Base Forecast	+200
Net Interest Income at Risk:	(Dollars in Thousands)
Net Interest Income	$71,952	$70,480	$69,612
% Change	2.09%		(1.23)%

Net Income at Risk:
Net Income	$11,773	$10,841	$10,277
% Change	8.60%		(5.20)%

Economic Value at Risk:
Equity	$393,596	$378,781	$321,776
% Change	3.91%		(15.05)%

Source: Prospectus.

Management of interest rate risk by FMS is conducted in a similar manner as the Company, although FMS also evaluates the change in the net portfolio value (“NPV”) pursuant to a sustained and permanent increase in interest rates over a downward range of 200 basis points and an upward increase of up to 300 basis points. As of December 31, 2006, the FMS analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 390 basis point reduction in FMS’s net portfolio value ratio (relative to the base ratio) and would result in a post-shock NPV ratio equal to 8.81%. Like Beneficial, FMS maintains a liability sensitive repricing structure and, thus, rising interest rates in recent periods have adversely impacted its net interest margin.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets, initially federal funds, and the increase in the Company’s capital will lessen the proportion of interest rate sensitive liabilities that fund assets.

Lending Activities and Strategy

The lending strategy reflects: (1) the Company’s historical strengths in the areas of mortgage and commercial lending and to take advantage of perceived opportunities; (2) the relatively strong economy and favorable growth trends in the Company’s markets; and (3)  industry consolidation which has led to certain customer alienation towards the large bank holding companies headquartered out of market.

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Page 1.27

Throughout most of its history, the Company’s primary emphasis was the origination of 1-4 family residential mortgages. More recently, The Company has implemented a two-prong lending strategy: (1) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans (“C&I loans”); and (2) lending to consumers including both mortgage and home equity lending as well as auto and other consumer non-mortgage lending. This strategy is clearly evidenced in the Company’s loan portfolio composition, as noted earlier. Details regarding the Company’s loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8.

As of December 31, 2006, permanent mortgage loans secured by 1-4 family properties totaled $279.6 million, or 16.6% of total loans, while home equity lines of credit and term home equity loans totaled an additional $384.4 million or 22.9% of total loans. Together, residential mortgage loans, home equity loans and line of credit loans totaled $663.9 million, equal to 39.5% of total loans. Consistent with the Company’s community banking strategy, the Company offers a wide array of products and services and has diversified its loan portfolio with mortgages secured by commercial properties, including commercial properties under construction, totaling $409.7 million, equal to 24.4% of loans. Commercial business loans total $98.6 million, or 5.9% of total loans, as of December 31, 2006. Consumer loans, excluding home equity were comprised of auto loans ($232.7 million or 13.8% of total loans) and other consumer installment debt ($265.9 million or 15.8% of total loans).

In the future, the Company will seek further diversification consistent with community bank operations, including efforts to originate and service small business lending and deposit relationships. Accordingly, the future lending emphasis will be on building the portfolio of commercial real estate mortgage loans and C&I loans. Residential mortgage including home equity lending will remain an important component of the Company’s lending emphasis while management will continue to seek to build the consumer loan portfolio. In this regard, management will remain watchful of competitive and economic conditions and will continue to build its commercial lending orientation. It is management’s belief that the continued growth in the commercial and consumer lending areas will enhance the Company’s profitability and consistency of earnings.

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Page 1.28

The Company has made and will continue to make loans for the purchase or financing of various types of commercial real estate. The Company’s commercial real estate loan portfolio is comprised of both loans originated in-house as well as those originated through broker relationships and purchased participations are typically secured by properties in the Philadelphia metropolitan area, as well as other contiguous markets in eastern Pennsylvania, southern New Jersey and Delaware. The commercial real estate properties are predominantly non-residential properties such as office buildings, shopping centers, retail strip centers, industrial and warehouse properties and, to a lesser extent, more specialized properties such as churches, restaurants and motel/hotels and multi-family dwelling units to a limited extent. Additionally, land development and construction loans are an important element of the Company’s commercial lending strategy as noted below.

Most of the Company’s commercial real estate loans are written as five-year adjustable-rate and typically have amortization periods of up to 25 years. Margins above an index rate vary based on the borrower, term of the loan, underlying collateral value and other characteristics of the loan. Many commercial mortgage loans carry prepayment penalties extending over the first several years of the loan.

In the underwriting of commercial real estate loans, the Company generally lends up to 75% of the property’s appraised value and 65% in the case of land development loans. In evaluating a proposed commercial real estate loan, the Company emphasizes primarily the ratio of the property’s projected net cash flow to the loan’s debt service requirement (generally requiring a ratio of 120%), computed after deduction for realistic vacancy factors and property expenses. In addition, a personal guarantee of the loan is generally required from the principal(s) of the borrower.

Commercial business loans comprise a growing segment of the loan portfolio and equaled approximately 5.9% of total loans as of December 31, 2006. The Company intensified its efforts to increase the business loan portfolio over the last decade, and management expects that ongoing regional consolidation may facilitate its marketing efforts in this regard. The Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. Such loans may be either secured or unsecured to customers in the local market area, typically for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of credit lines are generally one year but may be extended at the option of the Company; C&I term loans may be for periods of up to seven years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to the Wall Street Journal Prime rate or a short-term LIBOR index.

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Page 1.29

Construction and land development lending has been an important component of the Company’s commercial lending strategy. The Company originates in-market residential and commercial land development and construction loans to shorten the average duration of assets, and support asset yields. The Company generally limits such loans to known builders and developers with established relationships with the Company. The majority of the Company’s construction lending is within the Philadelphia metropolitan area. Construction loans generally have variable rates of interest indexed to the Prime rate or LIBOR, terms of up to two years and loan-to-value (“LTV”) ratios up to 65%. Land development loans are typically tied to the construction of residential housing and are generally limited to local developers with whom the Company has established relationships for the purpose of developing residential subdivisions (i.e., installing roads, sewers, water and other utilities), as well as loans to individuals to build lots.

In general, commercial credit decisions are based upon a comprehensive credit assessment of the borrower, including the applicant’s ability to repay in accordance with the proposed terms, and the applicant’s perceived character and capacity to manage their business. Personal guarantees of the principals are generally required. In addition to an evaluation of the loan applicant’s financial statements, a determination is made of the probable adequacy of the primary and secondary sources of repayment to be relied upon in the transaction. Credit agency reports and other references are checked to assess the applicant’s credit history. The collateral supporting a secured transaction also is analyzed to determine its marketability in the event of foreclosure.

The Company originates both fixed rate and adjustable rate 1-4 family loans; the Company’s general philosophy is to seek to originate adjustable rate loans or fixed rate loans (short-term maturities of 15 years or less). In this regard, the majority of the fixed rate residential loans originated with maturities in excess of 15 years are sold into the secondary market. The Company originates one-to-four family loans up to an LTV ratio of up to 97.0%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80.0% LTV ratio (or 90.0% pursuant to a special loan program targeted to low income borrowers). The substantial portion of 1-4 family mortgage loans originated by the Company are secured by residences in the Philadelphia metropolitan area. The balance of residential mortgage loans has been relatively flat over the last five fiscal years, and has diminished in proportion to total loans as the Company has focused on originating commercial mortgage as well as home equity and auto loans.

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Page 1.30

Growth in home equity lending has been an important factor in the overall growth of the loan portfolio over the last five fiscal years, as home equity loans and lines of credit have increased from a balance of $213.9 million (15.4% of total loans) in fiscal 2002, to $384.4 million (22.9% of total loans) as of the end of fiscal 2006. Home equity loans are originated with fixed interest rates with terms of up to 20 years while home equity lines of credit have adjustable rates tied to the Prime rate. Important from a credit risk perspective, the Company holds the first mortgage lien on the majority of its home equity loans.

The consumer loan portfolio, excluding home equity loans, consists primarily of automobile loans and other forms of non-mortgage consumer credit, including loans secured by boats or recreational vehicles (“RVs”). Auto loans originated indirectly comprise the bulk of auto loans (principal balance of $232.7 million or 13.8% of total loans as of December 31, 2006). Automobile loans are originated through relationships with approximately 80 automobile dealerships in eastern Pennsylvania and New Jersey. Auto loans are secured by both new and late model used cars and are originated in a procedure whereby the underwriting process has been essentially automated while all the servicing and collections are performed by in-house staff.

Most of the marine and RV loans are large balance loans with outstanding balances typically in the range of $150,000 to $200,000. The majority of the marine and RV loans are originated on an indirect basis through a loan broker with dealer relationships in southern New Jersey and eastern Pennsylvania. Borrowers typically reside in the eastern U.S. and primarily consist of high net worth individuals and LTV ratios are relatively low. RV and marine loan portfolio, loan delinquencies and loan chargeoffs have historically been limited.

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Page 1.31

Exhibit I-8 provides a summary of the Company’s recent lending activities. The Company’s lending volume has fluctuated in a relatively narrow range over the last five fiscal years, reflecting that growth in the overall portfolio balance has been comparatively moderate. Total loans originated have ranged from a low of $519.9 million in fiscal 2006, to a high of $795.0 million in fiscal 2003. The volume of consumer loans originated has typically exceeded that of mortgage loans. The increase in the commercial mortgage loan volume over the last five years, from $60.1 million in fiscal 2002, to $185.2 million in fiscal 2006, and C&I loans, from $13.0 million in fiscal 2002 to $44.6 million in fiscal 2006, reflects the Company’s lending emphasis.

    Most permanent residential mortgage loans are originated through an in-house staff of salaried loan officers. Commercial mortgage loans are generated both through an in-house staff of nine loan officers as well as though broker relationships and loan participations purchased from other local financial institutions. Similarly, with respect to home equity lending, the Company supplements in-house originations through broker-generated referrals while the majority of the Company’s auto, marine and RV loans are originated on an indirect basis.

     Loan sales have been relatively limited for the Company and have consisted primarily of conforming 1-4 family permanent mortgage loans. Loan sales totaled $8.6 million in fiscal 2006.

Asset Quality

The Company’s asset quality has been relatively good over the last five fiscal years, notwithstanding the Company’s increasing emphasis on higher risk weight lending. Specifically, as reflected in Exhibit I-9, the balance of non-performing assets (“NPAs”) in the Company’s portfolio has remained relatively stable, fluctuating in a range from $9.1 million (0.13% of assets in 2004) to $11.0 million (0.12% in fiscal year 2006). The Company’s NPAs as of December 31, 2006, were comprised of non-performing loans (“NPLs”) with a balance of $8.2 million and real estate owned (“REO”) of $2.8 million. At that date, the Company’s loan loss reserves equaled $17.4 million, or 1.03% of total loans outstanding. The reserve coverage as a percent of non-performing loans equaled 158.5%.

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Page 1.32

In general, credit quality problems experienced by FMS have not been significant in recent years. As of December 31, 2006, FMS’s NPAs totaled $2.9 million, or 0.24% of assets (See Exhibit I-9B). FMS maintained valuation allowances of $5.4 million at December 31, 2006, equal to 1.18% of loans receivable and 186.60% of NPAs.

The Company’s management reviews and classifies loans on a regular basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. Additionally, the Company maintains an independent review function which consists of an internal analysis of all major loans and credit concentrations with total balances in excess of $5.0 million.

Funding Composition and Strategy

Deposits have been the Company’s primary source of funds and, at December 31, 2006, deposits accounted for 85.0% of the Company’s funding composition. Exhibit I-11 provides recent historical detail of the Company’s deposit composition. CDs comprise the largest component of the Company’s deposit composition, and have represented a growing portion of the deposit base over the last three fiscal years, notwithstanding management’s efforts to increase savings and transaction accounts. Since the end of fiscal 2004, CD balances have increased from $699.1 million, or 43.7% of deposits to $893.9 million, or 53.6% of total deposits as of the end of fiscal 2006. Accordingly, the balance of savings and transaction accounts has diminished from 56.3% of deposits at the end of fiscal 2004, to 46.4% of deposits at the end of fiscal 2006. Management attributes a portion of the shift in the deposit composition to rising short term interest rates which have made CDs comparatively more attractive to core deposit rates.

The current CD composition reflects a high concentration of short-term CDs (maturities of one year or less). As of December 31, 2006, CDs totaled $893.9 million, or 53.6% of total deposits, of which 83.5% were scheduled to mature in one year or less (see Exhibit I-12). As of December 31, 2006, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $163.9 million, or 18.3% of total CDs. The Company occasionally utilizes brokered deposits, which totaled $35.0 million as of December 31, 2006.

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Page 1.33

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity, but also in wholesale leverage transactions. As of December 31, 2006, As of December 31, 2006, the Company’s borrowings totaled $294.9 million, equal to 12.8% of total assets, consisting of FHLB advances ($196.6 million or 8.5% of assets) and other borrowed funds ($98.3 million or 4.3% of assets) primarily comprised of reverse repurchase agreements. Maturities on the Company’s portfolio of borrowed funds extend out for more than five years. Borrowed funds have been employed both as a liquidity management tool (to bolster funds when deposits fall short of the Company’s requirements), as an earnings tool (to increase interest-earning assets through leverage), and as an interest rate risk management tool (a means of locking in longer term funds). Exhibit I-13 provides detail of the Company’s use of borrowed funds as of December 31, 2006.

Exhibit I-11B sets forth FMS’s deposit composition in recent years. As of December 31, 2006, deposits held by FMS totaled $933.1 million while borrowings, consisting of reverse repurchase agreements and trust preferred securities totaled $115.0 million and $51.5 million, respectively. FMS’s deposit base composition is heavily weighted toward savings and transaction accounts as CDs comprised only 24.8% of total deposits as of December 31, 2006. Transaction and savings accounts represent the largest component of FMS’s deposit composition, with such deposits accounting for 75.2% of FMS’s total deposits as of December 31, 2006. Checking accounts comprised the largest component of FMS’s transaction and savings deposits, with non-interest bearing and NOW accounts totaling $194.2 million (20.8% of deposits) and $217.4 million (23.3% of deposits), respectively. CDs equaled $231.8 million for FMS as of December 31, 2006, equal to 24.8% of deposits.

On a pro forma basis, the Company may experience some deposit outflow from FMS as several branches may be consolidated and as the Company’s deposit pricing is implemented in the FMS branches. At the same time, the expanded New Jersey presence may enhance the ability to attract New Jersey-based depositors.

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Page 1.34

Subsidiary

The Bank is the Company’s only subsidiary. The Bank has six active wholly-owned subsidiaries and a minority interest in another company.

Beneficial Investment Center, LLC is a Pennsylvania Limited Liability Company formed in 2000 for the purpose of offering investment and insurance related products, including, but not limited to, fixed- and variable-rate annuities and the sale of mutual funds and securities through INVEST, a third party broker dealer.

Neumann Corporation, which was formed in 1990, is a Delaware Investment Holding Company and holds title to various Beneficial Mutual Savings Bank securities and other investments.

Beneficial Insurance Services, LLC is a Pennsylvania Limited Liability Company formed in 2005 for the purpose of acquiring the assets of the Philadelphia-based insurance brokerage firm, Paul Hertel & Co., Inc., which provides property, casualty, life, health and benefits insurance services to individuals and businesses. Hertel continues to do business under its own name. Beneficial Insurance Services, LLC also owns a 51% interest in another insurance agency, Graphic Arts Insurance Agency.

BSB Union Corporation was formed in 1994 for the purpose of engaging in the business of owning and leasing automobiles. In 1998, BSB Union Corporation obtained approval to hold an interest in a “titling trust.”

St. Ignatius Senior Housing I, L.P., is a limited partnership sponsored by Ignatius Nursing Home and formed in 2002. The limited partnership was sponsored as an affordable housing project providing low income housing tax credits pursuant to Section 42 of the Internal Revenue Code.

Beneficial Abstract, LLC is a title insurance company that the Bank purchased a 40% ownership interest in 2006. The Company has determined to terminate its participation in this subsidiary.

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Page 1.35

Legal Proceedings

The Company and FMS are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company and FMS.

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Page 2.1

II. MARKET AREA

Introduction

The Company currently operates from 38 full-service locations in Chester, Delaware, Montgomery, Philadelphia and Bucks Counties in Pennsylvania and one full-service location in Mt. Laurel, New Jersey. The Company has grown to its current 39 office network, and primarily serves the Pennsylvania markets within the Philadelphia metropolitan area on a retail basis. With the acquisition of FMS, the Company will expand its office network into a broad area of nearby New Jersey. Specifically, FMS operates a total of 42 offices, including 37 offices in Burlington County where FMS is headquartered and operations have historically been centered, four offices in Camden County and one office in Mercer County. As noted above, the Company only operates one office in New Jersey presently and thus, the acquisition of FMS will substantially enhance the Company’s market share in Burlington County. All of the counties where the Company will operate branches after the acquisition of FMS are located in the Greater Philadelphia area and all but Mercer County are included in the Philadelphia Metropolitan Statistical Area (“MSA”); the MSA also encompasses two additional nearby counties in New Jersey and one county in both Delaware and Maryland.

The Philadelphia MSA is the nation’s fourth largest metropolitan region in terms of total population. Based on 2005 census data, the MSA population was estimated at 5.8 million. The eight counties served by the Company’s branches (after acquisition) had a total population of approximately 5.3 million. The Philadelphia area economy is typical of most large Northeast and Midwest cities where the traditional manufacturing-based economy has diminished somewhat in favor of service sector growth. The service employment growth has enhanced the MSA’s economic diversity, and regional employment today is derived from a variety of employment sectors.

Montgomery, Bucks, Chester, and Delaware Counties as well as the southwestern New Jersey counties of Burlington and Camden are bedroom communities for commuters to nearby Philadelphia, although suburban employment has continued to grow as many businesses have found nearby locations to be attractive given the proximity to highly educated and affluent residents. The economy of the Company’s market has become increasingly diverse as the Philadelphia metropolitan area has grown based on several factors including: (1) the location in the heart of the Boston-to-Richmond megalopolis, coupled with its convenience to the Philadelphia core city area; (2) the presence of a highly educated workforce which is supported by a high quality public education system and presence of a variety of colleges and universities locally; and (3) diversity of the local economy as traditional employers in the manufacturing and financial services industry have been bolstered by growth in the life sciences and healthcare industries as well as the information technology and communication sectors.

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Page 2.2

The Philadelphia MSA today is a major center for financial services, and the Company competes with a number of very large financial institutions that are either headquartered or maintain office networks in southeastern Pennsylvania or southwestern New Jersey. Some of the larger commercial banks operating in the MSA include Wachovia, PNC Bank Corp and Citizens Bank. The Company also competes with a number of large savings institutions that maintain branches in or are headquartered in southeastern Pennsylvania or southwestern New Jersey, including Sovereign Bank and Willow Financial Bank. Overall, the magnitude of the competition that the Company faces is apparent with more than 2,000 financial institution branches in the eight county market area (excluding credit unions). These numbers do not include competition from mortgage banking companies, investment houses, mutual funds and many other financial services providers.

A map showing FMS and the Company’s office coverage is set forth in Exhibit II-1 and details regarding the Company’s offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-2.

Future growth opportunities for the Company depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of the Company’s market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company and will be factored into our valuation analysis accordingly.

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Page 2.3

Market Area Demographics

Key demographic and economic indicators in the Company’s market include population, number of households and household/per capita income levels. Trends in these key measures are summarized by the data presented in Table 2.1 from 2000 to 2006 and projected through 2011. Data for the nation as well as for Pennsylvania and New Jersey are included for comparative purposes. Growth trends for the counties in Pennsylvania ranged from 1.8% in Chester County (above state, MSA, and national trends) to a declining 0.5% rate in Philadelphia County, illustrating the movement of people from Center City Philadelphia to the suburban markets surrounding the city. Montgomery and Bucks Counties were moderate, exceeding the average for the state and the metropolitan area but falling slightly below the national average (see Table 2.1). Delaware County fell slightly below state, metropolitan area, and national averages. Growth trends for the New Jersey market area ranged from 1.3% in Burlington County to 0.4% in Camden County. Burlington County exceeded the state and MSA trends, while mirroring the national trend. Camden County fell below the comparative growth trends and Mercer County fell below the comparative national trend, but exceeded the trends for the State of New Jersey and the MSA. Overall, the eight counties appear to provide relatively attractive growth potential for the Company as the counties: (1) demonstrate relatively strong population and household growth trends; and (2) exhibit above average wealth in terms of income levels and median home value. Importantly, the generally favorable characteristics exhibited by the Company’s markets have also been perceived by other financial institutions, which have intensified the level of competition as well.

The size and scope of the Company’s markets is evidenced by the demographic data in Table 2.1 which shows that as of 2006, the total population of the market area ranged from a high of 1,472,000 in Philadelphia County, PA, to a low of 372,000 in Mercer County, NJ, respectively, resulting in an aggregate population base of 5.3 million for the primary market area overall. As referenced above, population growth has been in the range of -0.5% to 1.8% annually over the last several years reflecting the attractiveness of the area as an area to live and work. Growth in households for the eight counties has paralleled trends with respect to population for 2006.

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Page 2.4

[TABLE 2.1 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Summary Demographic Data

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Page 2.5
[TABLE 2.1 continues on this page]
Beneficial Mutual Bancorp, Inc.
Summary Demographic Data

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Page 2.6

Median household income levels in the markets served by the Company are generally highly favorable in comparison to both the state and national averages. The median household income levels ranged from $83,001 in Chester County to $38,168 in Philadelphia County, compared to the State of Pennsylvania’s average $50,132. Within the New Jersey markets, only Camden County was below the state average of $66,848. Likewise, per capita income levels as of 2006 were above the state and national aggregates for the majority of the counties. Household income distribution patterns provide empirical support for earlier statements regarding the affluent nature of the Company’s market as approximately 12% to 35% of all households had income levels in excess of $100,000 annually in 2006. The relatively high levels of personal income and expected income growth are evidence of the strong fundamentals of the local economy.

Summary of Local Economy

Local Economy

The economy of the Company’s markets is relatively diverse and has several significant components. Employment data, shown in Table 2.2, indicates that trade, transportation, and utilities are the most prominent sector of the economy of the Greater Philadelphia region, comprising approximately 18.8% of total employment. The next largest component of the economy of the market is education and health services, which approximates 18.1% of total employment, followed by professional and business services (approximating 14.9% of employment) and government (approximating 13.9% of total employment).

Growth sectors of the local economy included the life science and healthcare industries, whose expansion has been fostered by the presence of major research universities, locally and a highly educated technically proficient workforce. Similarly, growth in information technology and communications industries is reflective of many of these same factors. The market area’s core industries with emphasis on those which are perceived to be supporting future growth have been described below.

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Page 2.7

Table 2.2
Beneficial Mutual Bancorp, Inc.
Employment by Sector

Source: Global Insight, July, 2006.

Financial Services. The financial services sector has always been an important element of the economy of the Philadelphia metropolitan area and continues to be important to this day. As reflected in Table 2.3, Montgomery County has several well-known insurers with major operations there including Prudential (Dresher employing 6,568) and Aetna US Healthcare (Blue Bell employing 3,524). Moreover, the Vanguard Group is the largest employer in nearby Chester County with 8,000 employees and there are numerous other large financial services industry employers within the Greater Philadelphia region.

Bio-technology and Pharmaceutical Industries. The Philadelphia metropolitan area is one of the leading regions of the world for biotech and pharmaceutical research and development. In this regard, 80% of the world’s largest pharmaceutical companies have a presence in the region including such market leaders as Wyeth, GlaxoSmithKline, Merck, Centocor, and Cephalon. The Danish pharmaceutical company, H. Lundbeck A/S plans to locate its new U.S. commercial headquarters to the Greater Philadelphia market and Osstem Co. Ltd., a South Korean firm, will invest over $70 million in a new manufacturing facility in Bucks County, anticipating the creation of 600 jobs over the next five years.

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Page 2.8
[TABLE 2.3 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Largest Employers in the Greater Philadelphia Region

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Page 2.9

Such companies have established operations in the Philadelphia area owing to the presence of critical infrastructure including the presence or world class universities and research centers, an extensive pool of highly educated talent, the availability of venture capital, and a supportive business environment.

The market area as one of the most attractive residential locations in the Philadelphia region has garnered a disproportionate share of the bio-technology and pharmaceutical activity, particularly in Montgomery County where Merck employs 10,000 at a major manufacturing research facility, while other such companies, like Wyeth Pharmaceutical and Research employ thousands of additional workers.

Health Care. Many of the same factors leading to the growth of the bio-tech and pharmaceuticals industries have also made the market area a center for health care. In this regard, there are a variety of primary and secondary health care facilities in the market area with Jefferson Health System (14,317 employees) in Philadelphia County, Crozer-Keystone Health System (7,026 employees) in Delaware County, The Cooper Health System (3,951 employees) in Camden County and Virtua Health (3,266 employees) in Burlington County being among the largest.

Science and Technology. The Philadelphia area is a center for science and technology employment, supported by the 42,000 engineers, 25,000 scientists and 61,000 computer professionals who work in the metropolitan area. Additionally, area colleges graduate 55,000 each year to bolster the available pool of educated workers. Furthermore, the area’s high concentration of major science, technology and large businesses that utilize technology (e.g., Lockheed Martin, Boeing, SAP, Siemens, GlaxoSmithKline, Merck, the U.S. Navy and others) has created numerous spin-off business opportunities, supports cluster development and act as magnets for other companies to locate to the market area.

RP® Financial, LC.
Page 2.10

The market area has substantial employment in the science and technology fields. For example, Lockheed Martin employs approximately 6,500 people throughout Pennsylvania and New Jersey, Boeing is the second largest employer in Delaware County with 4,400 employees and Merck & Co., based in Montgomery County, employs 10,000 workers.

Unemployment Trends

Unemployment trends in the market area, Pennsylvania, and New Jersey are displayed in Table 2.4. The market area unemployment rates are typically lower than state and national averages, which is consistent with historical trends and is reflective of the relative strength and vitality of the targeted market area. The rate of unemployment in Philadelphia has typically been above the average for Pennsylvania as well as the national average reflecting pockets of very high unemployment levels in inner city areas. Additionally, unemployment rates in the market area have been trending downward reflecting favorable economic trends, both locally, regionally and nationally.

Table 2.4
Beneficial Mutual Bancorp, Inc.
Market Area Unemployment Trends

	As of December
	2003	2004	2005	2006
United States (1)	5.7%	5.4%	4.9%	4.5%
Pennsylvania	5.5	5.3	4.7	4.6
New Jersey	5.5	4.4	4.6	4.2
Bucks County, PA	4.1	3.9	3.5	3.4
Chester County, PA	3.3	2.9	2.9	2.8
Montgomery County, PA	4.0	3.3	3.2	3.1
Delaware County, PA	4.4	4.1	3.8	3.7
Philadelphia County, PA	6.8	6.4	5.9	5.8
Burlington County, NJ	4.1	3.3	3.6	3.3
Camden County, NJ	5.3	4.5	4.6	4.2
Mercer County, NJ	4.3	3.5	3.8	3.4

(1)	Seasonally adjusted.

Sources: U.S. Bureau of Labor Statistics.

RP® Financial, LC.
Page 2.11

Market Area Deposit Characteristics

Competition among financial institutions in the Company’s market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company’s products and services is expected to become increasingly competitive. Community-sized institutions such as the Company typically compete with larger institutions on pricing or operate in a “niche” that will allow for operating margins to be maintained at profitable levels. The Company’s business plan reflects elements of both strategies.

Table 2.5 displays deposit market trends over recent years for the market area of Beneficial and FMS as of June 30, 2006. Annual deposit growth was under 10.5% over the last several years for Delaware County (5.5%), Camden County (7.4%), Bucks County (7.0%), and Mercer County (10.1%), respectively. Annual deposit growth was above 10.5% for the remaining counties in the market area, including Chester County (10.6%), Burlington County (17.8%), Philadelphia County (19.1%), and Montgomery County (23.8%). The market is dominated by commercial banks in all of the market area counties except Montgomery County, where savings institutions hold the largest market share with 52%. Commercial banks have the most significant presence in Camden County with approximately 84% market share. Competition for deposits in Pennsylvania and New Jersey in general is intense, as the overall size, wealth, and growth trends of the Greater Philadelphia region make it very attractive to financial institutions. Several large superregional institutions operate in the Company’s markets as well as a relatively large number of community banks. The Company’s annual deposit growth was moderate, with the highest growth rate in Montgomery County approximating 9%, with all the counties, except Chester County showing positive growth during the period covered in Table 2.5. The Company’s largest market share as of June 30, 2006 was in Delaware County, at 3.52%, ranking seventh. The Company only operates one office in New Jersey presently and thus, the acquisition of FMS will substantially enhance the Company’s market share in Burlington County (i.e., increase the market rank to third) and the Company will operate the most branches of any financial institution in the County prior to any potential branch consolidations or closures, while FMS’s Camden County office will represent a market entrée into this contiguous New Jersey markets. The proceeds from the Offering and the simultaneous acquisition of FMS will enable the Company to become a larger institution with a greater market capitalization, giving it a larger platform for expansion.

RP® Financial, LC.
Page 2.12

[TABLE 2.5 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Bucks County Deposit Detail

RP® Financial, LC.
Page 2.13
[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Chester County Deposit Detail

RP® Financial, LC.
Page 2.14

[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Delaware County Deposit Detail

RP® Financial, LC.
Page 2.15

[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Montgomery County Deposit Detail

RP® Financial, LC.
Page 2.16
[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Philadelphia County Deposit Detail

RP® Financial, LC.
Page 2.17

[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Burlington County Deposit Detail

RP® Financial, LC.
Page 2.18

[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Camden County Deposit Detail

RP® Financial, LC.
Page 2.19
[TABLE 2.5 Continues]
Beneficial Mutual Bancorp, Inc.
Mercer County Deposit Detail

RP® Financial, LC.
Page 3.1
III. PEER GROUP ANALYSIS

This chapter presents an analysis of the Company’s operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of the Company is provided by these public companies. Factors affecting the Company’s pro forma market value such as financial condition, profitability, credit risk, interest rate risk, and other characteristics can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for key differences between the Company and the Peer Group, will then be used as a basis for the valuation of the Company’s to-be-issued common stock. Our comparative analysis of the Company and the Peer Group takes into consideration the pro forma impact of the acquisition of FMS, based on information set forth in the prospectus.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 37 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHCs that make their shares distinctly different than the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) market expectations of the potential impact of “second-step” conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) mid-tier holding companies (formed by most MHCs) facilitate the ability for stock repurchases, thereby potentially improving the market for the public shares and the MHC’s financial characteristics. We believe that each of these factors has a distinct impact on the pricing of the shares of MHC institutions, relative to the market pricing of shares of fully-converted public companies.

RP® Financial, LC.
Page 3.2

Given the unique characteristics of the MHC form of ownership, and since the Bank will remain within the MHC corporate structure following the Minority Stock Issuance, RP Financial concluded that the appropriate Peer Group for the Company’s valuation should be comprised of thrifts in MHC form, and no full stock companies. In this regard, a Peer Group comprised of public MHC thrifts is consistent with the regulatory guidelines, and other recently completed by MHC offerings. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a “second-step” conversion, companies subject to speculative factors or unusual operating conditions as the pricing characteristics of these MHC institutions are typically distorted. MHCs that recently completed their minority stock offerings are typically excluded as well, due to the lack of a seasoned trading history and/or insufficient time to effectively redeploy the offering proceeds. Selected characteristics of the universe of all publicly-traded institutions are included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for second step conversions. This adjustment is appropriate for several reasons, including: (1) the investment community also prices the stock of MHCs assuming the completion of a second step conversion; and (2) MHC institutions have different proportions of their stock publicly held, so this technique neutralizes such differences. Throughout the appraisal, the adjusted figures will be specifically identified as being on a “fully-converted” basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

RP® Financial, LC.
Page 3.3

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons between the Peer Group and the Bank. In this analysis, we consider the pro forma impact of the Offering on the Bank. The fully-converted analysis will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Selected Peer Group

Among the universe of nearly 168 publicly-traded thrifts, the number of public MHC institutions is relatively small, thereby limiting the selection process. Under ideal circumstances, the Peer Group would be comprised of at least ten publicly-traded regionally-based MHC institutions with financial and operating characteristics comparable to the Company. In the peer group selection process, given the comparatively large size of Beneficial, the selection criteria focused on the largest publicly-traded MHCs. It is these mutual holding companies which have the management, branch and other resources most comparable to the Company on a pro forma basis. Additionally, it is these mutual holding companies whose outstanding public shares of common stock have the liquidity characteristics which will be relatively comparable to Beneficial on a pro forma basis.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of the Company. In the selection process, given the importance of the size criteria noted above, we selected the ten largest publicly traded mutual holding companies to derive the valuation Peer Group, as determined by their asset size as of the most recent date for which financial data is publicly available. Three companies with relatively large asset bases which would have otherwise been included in the Peer Group including Oritani Financial Corp. of NJ, ViewPoint Financial Group of TX and Roma Financial Corp. of NJ. were excluded from the Peer Group owing to the recency of their respective conversion offerings which were completed in January 2007 and October and July of 2006, respectively. Additionally, Charter Financial of Georgia which otherwise met the Peer Group selection criteria was excluded owing to its recent completion of a Dutch auction self-tender involving the repurchase of a significant number of shares.

RP® Financial, LC.
Page 3.4

On average, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts, and have a similar return on assets but lower return on equity. On a fully-converted basis, the Peer Group would have nearly twice the capital level and higher profitability, which would result in an even lower return on equity. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully converted basis).

			MHC Peer Group
	All Publicly-Traded		Reported Basis		Fully- Converted Basis(1)
Financial Characteristics (Averages)
Assets ($Mil)	$3,017		$2,843		$3,346
Equity/Assets (%)	12.08%		14.79%		27.63%
Core Return on Assets (%)	0.59		0.58		0.80
Core Return on Equity (%)	5.79		4.43		3.04

Pricing Ratios (Averages)(2)
Price/Core Earnings (x)	20.40	x	34.80	x	32.14	x
Price/Book (%)	150.95%		237.58%		106.37%
Price/Assets (%)	18.24		34.00		28.48

(1)	Pro forma basis.
(2)	Based on market prices as of February 23, 2007.

RP® Financial, LC.
Page 3.5

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and the Company, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Beneficial’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. The financial data presented for the Company includes the estimated pro forma impact of the acquisition of FMS (but not the impact of the Minority Stock Issuance). The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

[TABLE 3.1 APPEARS HERE]
Peer Group of Publicly-Trade Thrifts
February 23, 2007(1)

RP® Financial, LC.
Page 3.6

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group (reflecting the most recent publicly-available data). The Company’s ratios have been adjusted to reflect the pro forma impact of the FMS acquisition, before factoring in the proceeds to be realized from the Minority Stock Issuance. The Company’s pre-Offering equity ratio of 11.0% of assets falls below the Peer Group average of 14.8%. Moreover, the Company’s pro forma tangible net worth ratio of 7.0% was well below the Peer Group’s ratio of 14.0%, as intangible assets represented a more significant pro forma balance sheet item for the Company (4.0% of assets versus 0.8% for the Peer Group). The estimated intangible assets created by the acquisition of FMS account for the majority of the Company’s pro forma intangible assets balance, with the remainder resulting from the Paul Hertel & Co. acquisition. The Company’s pro forma tangible capital position will increase with the addition of the stock proceeds to a level that will remain below the Peer Group’s tangible capital ratio. The Peer Group’s capital ratios reflected surpluses over the regulatory capital requirements and all are well-capitalized. Similarly, on a pro forma basis the Company is expected to be well-capitalized, as the Offering proceeds will more than offset the capital impact of the intangibles created in the FMS acquisition.

RP® Financial, LC.
Page 3.7

[TABLE 3.2 APPEARS HERE]
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2006

RP® Financial, LC.
Page 3.8

The Company’s asset composition reflects a modestly lower concentration of loans to assets, at 60.2% versus a 69.0% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was higher than for the Peer Group (30.6% of assets versus 27.1% for the Peer Group). Overall, the Company’s IEA amounted to 90.8% of assets (including the FMS acquisition), which fell below the Peer Group’s ratio of 96.1%, primarily reflecting the Company’s larger intangible assets balance.

The Company’s funding composition on a pro forma basis reflects lower use of borrowings. Specifically, the Company’s deposits equaled 74.0% of assets on a pro forma basis, which was above the Peer Group average of 67.4%. Conversely, borrowings were utilized by the Company to a lesser degree than the Peer Group, as indicated by borrowings-to-assets ratios of 13.2% and 16.9% (including trust preferred securities for both), respectively. Total IBL maintained by the Company and the Peer Group, as a percent of assets, equaled 87.2% and 84.3%, respectively. Accounting for the proceeds from the Minority Stock Issuance, the Company’s ratio should improve.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. The Peer Group’s IEA/IBL ratio is stronger than the Company’s post-merger ratio, based on respective ratios of 104.1% and 114.0%; however, the additional capital realized from stock proceeds should lessen the Company’s disadvantage. On a pro forma basis, the Company’s current shortfall of IEA relative to the Peer Group is expected to diminish as the net proceeds are reinvested.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items for the most recent 12 months, with the Company’s growth rates incorporating the pro forma impact of the purchase accounting acquisition of FMS. Accordingly, the Company’s pro forma asset growth rate exceeds the Peer Group’s average. Absent the acquisition, however, the Company’s asset shrinkage of 3.9% contrasts with the Peer Group’s 5.2% growth rate. The Peer Group’s assets growth was primarily the result of loan growth, as cash and investments declined slightly over the last twelve months. The Company’s cash and investments increased at a comparatively rapid rate in relation to loans, reflecting FMS’s large balance of securities.

The pro forma impact of the FMS acquisition also translates into higher comparative growth rates for deposits, borrowings and equity. The Company’s 57.1% pro forma deposit growth rate is acquisition-related, as pre-acquisition growth was less than 1%, compared to 4.6% growth for the Peer Group. The Company’s borrowings growth approximated 13.4% for the last 12 months, as compared to 12.0% growth for the Peer Group. The Peer Group’s slightly negative equity growth rate partially reflects the impact of dividend payments and stock repurchases. Comparatively, the Company’s significantly higher pro forma equity growth has been impacted on a pro forma basis by the acquisition of FMS, including the stock to be issued to shareholders and the resulting intangible assets. Going forward, the Company’s equity growth rate is expected to continue to be modest over the near term owing to the increased equity level from the Offering and the pro forma impact to earnings from proceeds reinvestment, stock benefit plans expense and merger synergies.

RP® Financial, LC.
Page 3.9

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company based on earnings for the 12 months ended December 31, 2006, and the latest date for which complete financial data is available for the Peer Group. The Company’s earnings have been adjusted to reflect the pro forma impact of the FMS acquisition, including the estimated purchase accounting adjustments. For the period shown in Table 3.3, the Company and the Peer Group reported net income to average assets ratios of 0.39% and 0.57%, respectively. The Company’s lower return is primarily attributable to its comparatively higher operating expense ratio (before potential merger synergies), which was partially offset by its comparatively stronger level of net interest income and non-interest income. Loss provisions were relatively comparable, while the Company’s reported net gains on the sale of assets of approximately 5 basis points exceed the Peer Group which had a net loss of 1 basis point on average. On a pro forma basis, the proceeds reinvestment benefit and potential merger synergies, net of stock benefit plan expense, is expected to diminish a portion of the Company’s earnings disadvantage.

The Company’s profitability is supported by a relatively strong pro forma net interest income ratio, as a result of its comparatively stronger asset yields and more favorable cost of funds. Specifically, the net interest income ratios to average assets for the Company and the Peer Group were 2.68% and 2.41%, respectively. The Company’s comparable interest income ratio (5.21% of average assets for the pro forma Company versus 5.23% for the Peer Group) reflects greater loan diversification which was offset by its lower proportion of loans/assets. The Company’s lower interest expense ratio (2.53% pro forma versus 2.82% for the Peer Group) is primarily reflective of a more favorable funding structure including its higher reliance on deposits and the higher concentration of core deposits.

RP® Financial, LC.
Page 3.10

[TABLE 3.3 APPEARS HERE]
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2006

RP® Financial, LC.
Page 3.11

The net interest income advantage relative to the Peer Group is partially offset by the Company’s higher pro forma operating expenses (before incorporating potential merger synergies and the cost of new stock benefit plans). Specifically, the Company’s and the Peer Group’s operating expense to average assets ratios approximated 2.52% and 1.90%, respectively, before the CDI amortization. On a pro forma basis, the Company’s estimated CDI amortization of 0.10% of assets exceeds the Peer Group average of 0.01%. Before factoring in any staffing reductions that may result following the acquisition, assets per full time equivalent employee equaled $3.5 million for the Company and FMS on a combined basis, which was below the Peer Group average of $8.4 million of assets per full-time equivalent employee.

Non-interest operating income was a higher contributor to the Company’s profitability in comparison to the Peer Group at 0.44% and 0.42% of average assets, respectively, due in part, to the Company’s higher core deposit base and the related fee income. Additionally, the Company’s fee income has been bolstered by income from BOLI and the fee generating activities of Hertel.

The Company’s efficiency ratio (operating expenses before intangibles amortization, as a percent of the sum of non-interest operating income and net interest income) of 83.9% compares less favorably to the Peer Group’s efficiency ratio of 67.5%. While synergies and the net reinvestment benefit from the Offering proceeds benefit may improve the Company’s efficiency ratio, in the near term the Peer Group is expected to maintain the advantage.

Loan loss provisions had a similar impact on the Company’s and the Peer Group’s earnings, amounting to 0.05% and 0.07% of average assets, respectively. Overall, the level of loan loss provisions established by the Company and the Peer Group was reflective of generally favorable credit quality measures by both.

Net gains provided a modestly higher contribution to the Company’s profitability than for the Peer Group, at 0.05% versus a net loss of 0.01%, respectively. Typically, gains and losses generated from the sale of assets are highly volatile and frequently are non-recurring, thus they are substantially discounted in the core earnings evaluation. In the case of the Company, the net gains were in part derived through selling investments as well as through the sale of fixed assets by FMS. Gains and losses were nominal for the Peer Group on average.

RP® Financial, LC.
Page 3.12

The Company’s effective tax rate for the last 12 months of 22.60%, is below the Peer Group’s tax rate which averaged 31.66%. The reduction in the Company’s average tax rate over the last five fiscal years has primarily been the result of increased investment in tax-exempt municipal securities, utilization of low income housing tax credits, the increase in tax-exempt BOLI income and the elimination of state income tax on the passive investment company. Beneficial expects that its effective tax rate will increase and then may more closely approximate the Peer Group average.

Loan Composition

Table 3.4 presents comparative loan portfolio composition data, as well as data pertaining to investments in MBS, loans serviced for others and risk-weighted assets. The Company’s ratios include the pro forma impact of the FMS acquisition.

The Company’s loan composition reflects a higher credit risk profile, but this also produces a higher comparatively yield relative to the Peer Group. In this regard, loans secured by commercial and multi-family mortgage loans totaled 12.42% of assets for the Company versus 11.16% for the Peer Group. C&I loans were comparatively modest for both the Company and the Peer Group, aggregating to 3.55% and 1.95% of assets, respectively. The Peer Group maintains a higher concentration of 1-4 family mortgage assets, as MBS and 1-4 family mortgage loans amounted to 65.01% of assets for the Peer Group versus 45.21% for the Company. The Company has engaged in greater consumer lending (excluding home equity lending); consumer loans equaled 14.24% of assets for the Company versus an average of 2.35% for the Peer Group. Primarily as a result of the lower ratio of loans/assets overall, which offsets the higher risk weighting of the loan portfolio, the Company maintains a lower ratio of risk-weighted assets to total assets in comparison to the Peer Group, at 54.32% and 57.08%, respectively.

RP® Financial, LC.
Page 3.13

[TABLE 3.4 APPEARS HERE]
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2006

RP® Financial, LC.
Page 3.14

Credit Risk

Overall, the credit quality measures for both were considered to demonstrate limited credit risk exposure today. The Company’s ratios include the pro forma impact of the FMS acquisition. As shown in Table 3.5, the Company’s ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was comparable to the Peer Groups ratio, as Beneficial’s ratio of 0.39% fell between the average and median ratios of the Peer Group, equal to 0.44% and 0.26%, respectively. Likewise, the Company’s non-performing loans-to-loans ratio was relatively comparable to the Peer Group’s ratio (0.52% versus 0.49% for the Peer Group). Loss reserves in relation to total loans was higher for the Company (1.08% versus 0.57% for the Peer Group), but the Company’s reserve coverage ratio in relation to NPAs fell between the Peer Group average of 177.83% and median of 143.29%. Net loan charge-offs were relatively small for both the Company and the Peer Group the last 12 months, equaling 0.06% and 0.03% of their respective average loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. The Company’s ratios and interest rate risk measures reflect the pro forma impact of the FMS acquisition, including both the balance sheet ratios and interest income sensitivity measures. The post-merger and post-Offering interest rate risk position may impact the interest rate risk strategies going forward.

In terms of balance sheet composition, the Company’s interest rate risk characteristics were considered to be less favorable than the Peer Group’s. Most notably, the Company’s lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group’s lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate interest income. On a pro forma basis, the infusion of stock proceeds should serve to narrow the gap between the Company’s and the Peer Group’s ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in the net interest income ratio for the Company and FMS on a merged basis versus the Peer Group (see Exhibit III-2 for detail of calculations). In general, the relative fluctuations in the Company’s ratios implied there was a relatively comparable degree of interest rate risk associated with their net interest income, based on the similarity of trends with respect to their net interest margins. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of the Company’s assets.

RP® Financial, LC.
Page 3.15

[TABLE 3.5 APPEARS HERE]
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2006 or Most Recent Date Available

RP® Financial, LC.
Page 3.16

[TABLE 3.6 APPEARS HERE]
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2006 or Most Recent Date Available

RP® Financial, LC.
Page 3.17

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.
Page 4.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the Company’s estimated pro forma market value for purposes of pricing the stock to be issued in the Minority Stock Issuance and FMS acquisition. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC and state banking agencies for standard conversions and mutual holding company offerings, including secondary offerings by mutual holding companies, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings, including secondary offerings, are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a Peer Group of relatively comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the Peer Group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the Peer Group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings, if any, must be considered.

RP® Financial, LC.
Page 4.2

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company’s and FMS’s operations and financial condition; (2) monitor the Company’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and the market price of the Company’s public shares; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the closing of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Company’s value, the market value of the stocks of public MHC institutions, or the Company’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

RP® Financial, LC.
Page 4.3

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the FMS acquisition, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company’s Minority Stock Issuance.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial condition are noted as follows:

•
Overall A/L Composition. Relative to the Peer Group, the Company maintains a modestly lower proportion of loans to total assets and a greater level of loan portfolio diversification. This portfolio composition has resulted in a comparatively higher yield on IEA for the Company. The Company’s funding composition reflected a higher level of deposits, as well as a higher level of core deposits, and a lower level of borrowings in comparison to the Peer Group’s ratios. The Company also maintains a higher IBL ratio reflecting lower pre-offering equity/assets ratio. The Company’s lower IEA/IBL ratio improves on a pro forma basis, but the Peer Group’s ratio also improves under the second step conversion scenario. Thus, the Company maintains an earnings power disadvantage.

•
Credit Quality. The Company’s credit risk exposure appears to be similar to the Peer Group on average, based on the ratios of NPAs and reserves as a percent of NPAs. While the Company maintains higher allowances for loan and lease losses (“ALLL”) than the Peer Group relative to total loans, reserve coverage in relation to NPAs is comparable. Upon examining the loan portfolio composition, it appears the Company has a higher credit risk profile.

RP® Financial, LC.
Page 4.4

•
Balance Sheet Liquidity. The Company currently maintains a higher level of cash, investments and MBS. Like the Peer Group, the majority of the Company’s investments are designated AFS; FMS’s investment portfolio will be marked-to-market at the time of acquisition facilitating portfolio restructuring if desired by the Company. The infusion of the stock proceeds will initially increase the Company’s level of liquid assets pending investment into loans and other longer-term investments. The Company appears to have greater current borrowing capacity than the Peer Group due to the smaller balance of borrowed funds.

•
Equity. The Company maintains a lower pre-offering GAAP equity ratio as the Peer Group. On a tangible equity basis the Company’s pre-conversion equity ratio is comparatively lower due to the intangible assets resulting from the FMS acquisition. After factoring in proceeds from the Minority Stock Issuance, the Company’s tangible equity position disadvantage will diminish, but the tangible equity ratio will still remain below the Peer Group average both on a reported and fully converted basis.

On balance, we have made a slight downward adjustment for the Company’s financial condition on a pro forma basis relative to the Peer Group.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings growth heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•
Reported Profitability. The Company’s pro forma profitability is lower than the Peer Group average for the most recent 12 months. Higher operating costs (before potential synergies) and the CDI amortization expense were the primary factors contributing to the Company’s lower ratio, the impact of which was partially offset by its comparatively stronger contribution from net interest income, non-interest fee income and net non-operating gains ratios. Reinvestment of offering proceeds into interest-earning assets will serve to increase the Company’s earnings, as will potential merger synergies. At the same time, the Company will incur certain one-time expenses pursuant to the completion of the conversion and acquisition, which have been excluded for valuation purposes. On a pro forma fully converted basis, both the Company and the Peer Group will benefit from the assumed offering proceeds of a second step conversion from a reinvestment perspective.

RP® Financial, LC.
Page 4.5

•	Core Profitability. On a core basis, adjusting for non-operating items for both, the Company’s profitability disadvantage relative to the Peer Group remains.

•
Interest Rate Risk. Quarterly changes in the Company’s net interest income ratio to average assets indicate a similar degree of volatility relative to the Peer Group. Other measures, such as equity ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets, were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company’s equity position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate a portion of the current advantages indicated for the Peer Group’s ratios (however, the Peer Group would also benefit from second step proceeds).

•
Credit Risk. Loan loss provisions had a comparable impact on the Company’s profitability for the past year. Moreover, the Company’s NPAs and reserves ratios are similar to the Peer Group on average. At the same time, the Company has a higher credit risk profile than the Peer Group.

•
Earnings Growth Potential. It appears the Company has greater earnings growth potential, particularly if merger synergies are realized and if the Company can increase the cross-sell ratio to FMS customers with broader products and services. While the Company has lower pro forma leverage capacity given its lower tangible equity relative to the Peer Group, the broader products and services offered and the more favorable primary market area suggest greater revenue growth potential for the Company.

•
Return on Equity. The Company’s pro forma ROE is expected to fall below the comparable averages for the Peer Group and the industry, owing to the Company’s lower pro forma core profitability. The Company’s ROE may benefit to the extent that anticipated post-acquisition operating synergies can be realized, although this will take some time to realize and the amount of synergies that can be realized is speculative at this time.

Overall, we concluded with a slight upward adjustment for profitability, growth and viability of earnings, which primarily takes into account the long term earnings benefits of the FMS acquisition including the potential to realize appreciable merger synergies.

3.	Asset Growth

As the result of the FMS acquisition, factoring in the enhanced pro forma tangible equity and substantially expanded retail branch banking presence in growing areas of New Jersey, the Company’s asset growth potential appears to be more favorable than for the Peer Group. However, without the FMS acquisition, the Company’s annual asset growth fell short of the Peer Group’s annual growth. The acquisition of FMS is also viewed as enhancing the Company’s growth potential, in view of the larger platform, expanded geographic coverage and enhanced cross-sell opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

RP® Financial, LC.
Page 4.6

4.	Primary Market Area

The general condition of a financial institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. On a post-Offering and post-acquisition basis, operating in areas throughout the Philadelphia metropolitan area, including the core city as well as suburban areas in Pennsylvania and New Jersey, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks.

Demographic and economic trends and characteristics in the Company’s primary market area are relatively favorable to the primary market areas served by the Peer Group companies (see Table 4.1), although the markets served reflect significant variability. On a weighted average basis (weighted based on total population), the population of the markets served by the Company increased at a relatively strong pace during the first six years of this decade, with the strong growth trend projected to remain in place over the last half of the decade. Per capita income measures for the markets served by the Company were modestly above the comparable measures for Pennsylvania as well as in comparison to the median and average income measures for the Peer Group’s markets. The comparatively higher income level (per capita income is above the average and median for the state as well as the Peer Group’s respective markets) is reflective of the Company’s presence in many attractive suburban markets as well as the core city Philadelphia market. The underlying economic strength of the Company’s markets is also reflected in the relatively low unemployment rate for the Company’s market versus the Peer Group’s markets, which equaled 4.1% and 4.8%, respectively.

On balance, we concluded that a slight upward adjustment was appropriate for the Company’s market area.

RP® Financial, LC.
Page 4.7

[TABLE 4.1 APPEARS HERE]
Beneficial Mutual Bancorp, Inc.
Peer Group Market Area Comparative Analysis

RP® Financial, LC.
Page 4.8

5.	Dividends

The Company has indicated that it will consider paying a cash dividend. However, the amount and timing of any dividends has not yet been determined. The future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

A total of seven of the ten Peer Group companies pay regular cash dividends, with dividend yields ranging from 1.36% to 5.12% on a reported basis. The average dividend yield on the stocks of the Peer Group institutions equaled 1.73% as of February 23, 2007 (see Table 4.5). As of February 23, 2007, more than 80% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) and the average dividend yield of all publicly traded thrifts was 2.06% and the average payout ratio of 33.78%.

Our valuation adjustment for dividends for the Company as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders’ ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated mutual holding companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as the Peer Group companies (all of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent the Company’s pro forma market value would be influenced by the OTS’ dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

On balance, we concluded that a slight downward adjustment is warranted for purposes of dividends relative to the Peer Group, based on its lower pro forma tangible equity ratio and its lower pro forma ROA, tempered by the earnings growth potential attributable to the FMS acquisition with synergies and cross-sell potential.

RP® Financial, LC.
Page 4.9

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $93.4 million to $853.3 million as of February 23, 2007, with average and median market values of $332.7 million and $167.5 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 5.1 million to 53.2 million, with average and median shares outstanding of 16.6 million and 11.4 million, respectively. On a pro forma basis, after the Minority Stock Issuance and acquisition, the Company’s shares and market cap will fall within the range of the Peer Group, with shares falling above the Peer Group’s average and median ratios and market cap being similar to the Peer Group’s average and median. It is anticipated that the Company’s stock will be listed on NASDAQ. Based on the foregoing, we anticipate that the liquidity in the Company’s stock will be relatively similar to the Peer Group companies’ stocks. Overall, we concluded that no adjustment was warranted for this factor.

7.	Marketing of the Issue

Four separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

RP® Financial, LC.
Page 4.10

In terms of assessing general stock market conditions, the performance of the overall stock market has generally been positive over the past year. The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the Dow Jones Industrial Average (“DJIA”) closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve’s March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from March economic data. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

RP® Financial, LC.
Page 4.11

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks rallied in mid-June following reassuring inflation comments by the Federal Reserve Chairman. Higher interest rates dampened the rally ahead of the Federal Reserve meeting in late-June. Stocks surged higher following the Federal Reserve meeting in late-June, as comments from the Federal Reserve served to calm inflation worries and raised expectations of an end to the current cycle of rate increases.

Geopolitical turmoil and higher oil prices pulled stocks lower at the start of the third quarter of 2006. The broader stock market rallied briefly in mid-July on comments from the Federal Reserve that hinted at the possibility of a pause in the current cycle of rate increases and some favorable second quarter earnings reports. After trading in a narrow range during late-July and early-August, stocks retreated following the Federal Reserve meeting in August. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The DJIA moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve’s decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

RP® Financial, LC.
Page 4.12

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. The DJIA closed above 12000 heading into late-October, with optimism about corporate earnings, the Federal Reserve’s decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. However, the broad stock market indices rebounded in February as the Federal Reserve left its short term interest rate benchmarks unchanged, oil and commodity prices continued to remain moderate, and inflation and economic news were generally benign. As a result, the DJIA reached a new record high on February 20, 2007, before pulling back slightly at the end of the trading week. As an indication of the general trends in the nation’s stock markets over the past year, as of February 23, 2007 the DJIA closed at 12,467.48, an increase of 1.5% for the year and 14.3% over the last twelve months. Comparatively, the NASDAQ closed at 2515.10 on February 23, 2007, an increase of 4.1% for the year and 10.3% over the last twelve months, while the S&P 500 closed at 1451.19, an increase of 2.3% for the year and 12.7% over the last twelve months.

RP® Financial, LC.
Page 4.13

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have been outperformed by the broader market during the past year. Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin compression. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrift stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift stocks, particularly in the Northeast states. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading into the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

RP® Financial, LC.
Page 4.14

Strength in the broader market sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks in late-May, although thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. Thrift stocks traded in a narrow range ahead of the Federal Reserve meeting in late-June and then rallied strongly following statements from the Federal Reserve that hinted at the possibility of taking a break from raising interest rates further.

Activity in thrift stocks was neutral at the beginning of the third quarter of 2006, which was followed by a downturn in thrift stocks along with the broader market in mid-July. Comments from the Federal Reserve indicating expectations of inflation moderating and some positive second quarter earnings sparked a brief rally in thrift stocks, which was followed by a pull back in late-July. Earnings falling short of expectations due to margin compression contributed to the sell-off in thrift stocks. Thrift stocks bounced higher in early-August, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift stocks heading into mid-August, which was followed by an upturn in mid-August as thrift stocks participated in the broader market rally that was powered by favorable inflation data. Thrift stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

RP® Financial, LC.
Page 4.15

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrift and bank stocks along with the broader market in mid-November, while weaker than expected housing data pressured thrift and bank stocks lower heading into late-November. Merger news, including Bank of New York’s announced merger with Mellon Financial Corp., sparked gains in thrift and bank stocks in early-December. Thrift and bank stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift and bank stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates anytime soon. Mixed fourth quarter earnings reports provided for a choppy market for thrift and bank issues in mid-January 2007. In February, the market for thrift and bank stocks continued to trade in a narrow range as the inverted yield curve showed no signs of abating which, coupled with ongoing weakness in the real estate markets, meant that meaningful earnings growth for many banks and thrifts would be difficult to achieve over the foreseeable future. On February 23, 2007, the SNL Index for all publicly-traded thrifts closed at 1795.3, an increase of 7.9% from one year ago and a decrease of 1.9% year-to-date. The SNL MHC Index for all publicly-traded MHCs closed at 3887.3, and reflects much better performance the SNL Index for all thrifts, increasing by 29.1% from one year ago and an increase of 0.3% year-to-date. Importantly, both these indices are weighted by market value and thus, predominately reflect the trends in the trading values of larger cap companies. In particular, we believe the MHC index reflects the price increase of Peoples Bank of Connecticut, which has increased by nearly 25% following the submission of its application to compete a second step conversion.

RP® Financial, LC.
Page 4.16

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market, including the market for secondary offerings, is separate and distinct from the market for seasoned fully converted thrift stocks in that the pricing ratios for both converting issues and secondary stock issuances are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the offering amount, unlike existing full stock thrift equities in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of existing issues is perhaps and those undertaking a significant stock offering is no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, we believe it is appropriate to consider the market for new thrift issues, both at the time of the conversion and in the aftermarket, as a proxy for the market for secondary offerings given the apparent similarities between these two types of transactions.

The market for thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, one standard and three second step conversions were competed during the past three months. However, there were four mutual holding company offerings completed during the past three months, which are considered to be more relevant for purposes of our analysis. Three of the four MHC IPOs were closed at the top of the superrange while MainStreet Financial Corp. of MI closed its offering at a level just below the midpoint of the offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled --79.5% and 82.8% based on the median. On average, the prices of the recent MHC offerings reflected price appreciation of 21.2% after the first week and 18.1% after the first month of trading based on the average, and 10.0% and 9.7% respectively, based on the median. It should be noted that none of these offerings involved a simultaneous acquisition.

RP® Financial, LC.
Page 4.17

[TABLE 4.2 APPEARS HERE]
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

RP® Financial, LC.
Page 4.18

C.	The Acquisition Market

Also considered in the valuation was the potential impact on the Company’s stock price of recently completed and pending acquisitions of other savings institutions operating in Pennsylvania. As shown in Exhibit IV-4, there were seven thrift acquisitions completed from the beginning of 2004 through year-to-date 2007. To the extent that speculation of a re-mutualization may impact the Company’s valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence the Company’s trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

Beneficial’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides a listing of Beneficial’s Board of Directors and senior management. The Company’s management and Board of Directors have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure as indicated by the financial characteristics of the Company. Beneficial currently does not have any executive management positions that are vacant. It should be noted that the Company has employed a new CEO following the retirement of the former CEO. The new CEO has a commercial lending background which should facilitate the business plan emphasis going forward. At the same time, performance under the management of the CEO is limited, so there is some uncertainty.

RP® Financial, LC.
Page 4.19

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, the Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios. Accordingly, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

RP® Financial, LC.
Page 4.20

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in the Company as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community’s evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

RP® Financial, LC.
Page 4.21

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Minority Stock Issuance and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In addition, we have taken into account the estimated pro forma impact of the FMS acquisition, incorporating the pro forma data from the prospectus.

Pursuant to the Minority Stock Issuance, we have also incorporated the valuation parameters disclosed in the Company’s prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company’s full conversion value are described more fully below.

•
Conversion Expenses. Offering expenses have been assumed to equal 2.0% of the gross proceeds, which is typical of the level of offering expenses recorded in offerings that were comparable to the Company’s full conversion value.

•	Effective Tax Rate. The Company has determined the marginal effective tax rate on the net reinvestment benefit of the offering proceeds to be 35%.

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[TABLE 4.3 APPEARS HERE]
Calculation of Implied Per Share Data — Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the 12 Months Ended December 31, 2006

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Page 4.23

•
Reinvestment Rate. The pro forma section in the prospectus incorporates a 4.99% reinvestment rate, equivalent to the average of the prevailing yield for a U.S. Treasury bills with a one year maturity as of December 31, 2006.

•
ESOP. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Company’s Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase stock equal to 8% of the fully converted shares outstanding including shares issued to FMS in the merger and shares issued to the Foundation. ESOP stock purchases are assumed to be consummated at the initial public offering price, with the Company funded ESOP loan amortized on a straight-line basis over 20 years.

•
Equity Incentive Plan (“EIP”). The EIP is assumed to purchase 4.0% of the fully converted shares outstanding including shares issued to FMS in the merger and shares issued to the Foundation, at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

•	Stock Options: 10.0% of total shares issued, with the fair value calculated to equal $3.81 per option vested over five years.

•	Charitable Foundation: $10 million contribution to Foundation, 5% in cash and 95% in shares (actually occurs immediately following Minority Stock Issuance).

•	FMS Acquisition

•	Cash and stock transaction, for $183.0 million merger consideration;

•	Per share amount: $28.00 per FMS share outstanding;

•	Total consideration: $183.0 million, including after-tax cost of options;

•	Value of cash component ranges from $64.2 million to $77.9 million;

•	Value of stock component ranges from $105.1 million to $118.8 million; and

•
Merger adjustments, mark-to-market adjustments and transaction expenses are reflected in purchase accounting for the merger (current estimates as of December 31, 2006 are incorporated in the prospectus).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial’s valuation placed an emphasis on the following:

•
P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting proceeds from the Minority Stock Issuance, we also gave weight to the other valuation approaches.

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Page 4.24

•
P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•
P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, it is our opinion that, as of February 23, 2007, the aggregate market value of the Company’s common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company’s depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS’s shareholders at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share Offering price is set forth on the following page:

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Page 4.25

	Before Issuance of Foundation Shares		After Issuance of Foundation Shares(1)(2)
	Total Shares(1)	Aggregate Market Value(1)	Total Shares(1)	Aggregate Market Value(1)
Minimum	55,137,194	$551,371,940	56,087,194	$560,871,940
Midpoint	63,453,103	$634,531,030	64,403,103	$644,031,030
Maximum	71,925,890	$719,258,900	72,875,890	$728,758,900
Supermaximum	81,314,600	$813,146,000	82,264,600	$822,646,000

(1)	Based on a $10.00 per share price, pursuant to a full conversion.
(2)	The valuation conclusion takes into account all the shares issued and outstanding immediately following the stock issuance, acquisition and contribution to the Foundation.

Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base (incorporating the FMS merger). In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The valuation earnings base reflecting reported earnings for the Company, which includes the estimated pro forma earnings contribution from FMS (before synergies and additional one-time merger integration costs), equaled $13.935 million for the 12 months ended December 31, 2006 (this is derived from the prospectus presentation of the pro forma earnings for the merged company and is shown in the top panel of the schedule on the following page). Since this earnings base includes net non-recurring income, for purposes of the valuation, we made adjustments to develop a core earnings base for the same trailing 12 month period. Specifically, we eliminated net gains on the sale of investment securities ($1.037 million) and net gains on the sale of fixed assets reflected in FMS’s trailing 12 month earnings. As shown below, on a tax-effected basis, incorporating the Company’s marginal tax rate of 35%, the Company’s core earnings were determined to equal $12.717 million for the 12 months ended December 31, 2006. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

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Page 4.26

		Amount
		($000)
I.	Derivation of Pre-Offering Earnings Base
	Beneficial Mutual Bancorp Reported Earnings (12/31/06)	$11,625
	Plus: FMS Financial Corp. Reported Earnings (12/31/06)	5,319
	Pro Forma Combined Net Income Before Adjustment	$16,944

	Purchase Accounting Adjustments (1)
	Plus: Accretion of Purchase Accounting Discounts (Loans & Inv.)	2,728
	Less: Amortization of Deposit Premium	(580)
	Plus: Accretion of Borrowings Discount	338
	Less: Amortization of Premium on Trust Preferred Securities	(29)
	Less: Amortization of New Core Deposit Intangible	(3,479)
	Plus: Elimination of FMS Historical Core Deposit Int. Amortization	716
	Lost Reinvestment Income on Cash (2)	(4,323)
	Plus: Tax Effect	1,620
	Pro Forma Net Income (3)	$13,935

(1)	Based on disclosures provided in the prospectus.

(2)	Based on $86.6 million of cash paid out consisting of merger consideration and merger adjustments.

(3)	Reflects pro forma impact of the merger, including the cash payment of the cash and stock merger consideration but before issuance of shares in the public offering.

II.	Derivation of Core Net Income
	Net income(1)	$13,935
	Less: Net gains on sale of securities	(1,037)
	Less: Net gains on sale of fixed assets	(837)
	Add back: Net tax effect of adjustments(2)	656
	Core earnings estimate	$12,717

(1)	Reflects pro forma impact of the merger, including the cash payment of the cash and stock merger consideration but before issuance of shares in the public offering.

(2)	Tax effected at a 35% effective tax rate.

Based on the Company’s reported and estimated core earnings, and incorporating the net reinvestment impact of the pro forma Offering and merger-related assumptions discussed previously, the Company’s pro forma reported and core P/E multiples (fully-converted basis) at the $644.0 million midpoint value equaled 34.63 times and 37.05 times, respectively, indicating a premium of 6.2% and 15.3% respectively, to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 32.61 times and 32.14 times, respectively (see Table 4.4). The Peer Group’s median reported and core P/E multiples (fully-converted basis) equaled 32.94 times based on the median. At the supermaximum of the valuation range, the Company’s pro forma reported and core P/E multiples (fully-converted basis) equaled 39.26 times and 41.69 times, respectively, indicating premiums of 20.4% and 29.7% relative to the comparative Peer Group average multiples. We consider it appropriate that the Company’s earnings multiple reflect a comparative premium in view of the cumulative valuation adjustments and the potential merger synergies that may be realized over time.

RP® Financial, LC.
Page 4.27

On a reported or MHC basis, utilizing the Company’s reported and core earnings for the twelve months ended December 31, 2006, the Company’s pro forma P/E multiples based on reported and core earnings equaled 46.90 and 51.46 times at the midpoint, respectively (see Table 4.5). At the supermaximum of the range, the Company’s reported and core earnings multiples based on the minority stock offering equaled 57.69 and 63.08 times, respectively. In comparison, the Peer Group average multiples based on reported and core earnings equaled 32.04 and 34.80 times, respectively, and 32.04 times and 38.05 times, respectively based on the median.

2.  Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio (fully-converted basis), to the Company’s pro forma book value (fully-converted basis). The Company’s pro forma book value taking into account the estimated pro forma impact of the FMS acquisition. In applying the P/B approach, we considered both reported book value and tangible book value. Total intangible assets created by the acquisition of FMS have been estimated to equal $131.7 million, which are added to the Company’s existing intangible assets of $8.6 million as of December 31, 2006. Accordingly, the Company’s valuation book value and tangible book value are $386.7 million and $245.3 million, respectively.

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Page 4.28

Based on the $644.0 million midpoint valuation on a fully converted basis, the Company’s pro forma fully converted P/B and P/TB ratios equaled 77.88% and 93.95%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 103.7% and 106.4% the Company’s ratios reflected a discount of 24.9% on a P/B basis and 11.7% on a P/TB basis. At the supermaximum of the valuation range, the Company’s pro forma P/B and P/TB ratios (fully-converted basis) equaled 83.88% and 98.02%, respectively, indicating discounts of 19.1% relative to the Peer Group average P/B multiple (103.7%) and 7.9% relative to the Peer Group average P/TB ratio (106.4%). Relative to the Peer Group’s median P/B and P/TB ratios of 102.10% and 103.60%, respectively, the Company’s value at the midpoint was discounted by 23.7% and 9.3%, respectively. We consider the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the mathematical nature of the calculation of the pro forma P/B and P/TB ratio which affects the converting institution’s numerator and denominator, the Company’s comparatively lower pro forma return on equity and the resulting pricing ratios under the earnings and assets approaches, including the premiums pursuant to the earnings approach.

On a reported basis (that is, on a current mutual holding company basis, the Company’s pro forma P/B and P/TB ratios equaled 122.09% and 166.83%, respectively, at the midpoint (see Table 4.5). In comparison, the Peer Group average ratios based on reported and tangible book value equaled 237.58% and 253.53%, respectively, based on the average, and 225.91% and 258.09% based on the median. Thus, the Company’s pro forma P/B ratio on a reported basis is discounted by 48.6% while the pro forma P/TB ratio is discounted by 34.2% relative to the Peer Group average. At the supermaximum of the valuation range, the Company’s P/B is at a 40.7% discount to the Peer Group average while the P/TB ratio is at a discount of 26.6%.

3.  Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. For valuation purposes, the valuation asset base is substantially the same on an MHC basis and fully-converted basis since the majority of MHC funds are on deposit with the Company. At the midpoint of the valuation range, the Company’s full conversion value equaled 16.28% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 28.48% based on the average and 28.97% based on the median. Thus, the Company’s pro forma P/A ratio (fully-converted basis) reflects a 42.8% discount relative to the Peer Group average and a 43.8% discount relative to the Peer Group median. On a reported basis, the Company’s pro forma P/A ratio equaled 17.61%, which implies a discount of 48.2% relative to the Peer Group’s average P/A ratio of 34.00%.

RP® Financial, LC.
Page 4.29

Comparison to Recent Conversions and MHC Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The four recently completed MHC offerings closed at an average price/tangible book ratio of 79.5% (fully-converted basis) and appreciated 21.2% after one week of trading based on the average and 15.5% based on the median through February 23, 2007. In comparison, the Company’s P/TB ratio of 93.95% at the midpoint value reflected a premium of 15.4% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company’s P/TB ratio of 98.02% reflected an implied premium of 18.9% relative to the average closing P/TB ratio of the recent MHC offerings. It is important to note that the recent offerings did not involve simultaneous acquisitions.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 23, 2007, the estimated aggregate pro forma market value of the Company’s common stock prior to the issuance of shares to the Foundation is $634,531,030. Including the shares issued to the Foundation, the pro forma market value of all shares outstanding is $644,031,030. The fully converted valuation conclusion incorporates the following: (1) shares to be issued publicly to the Company’s depositors, other members and to the public at large in the Subscription and Community Offerings; (2) shares issued to the MHC; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $183.0 million cash and stock acquisition of FMS, including the merger shares issued to FMS’s shareholders at a per share value of $10.00.

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Page 4.30

Based on the foregoing valuation, the corresponding range of shares and values are shown on the following page. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

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Page 4.31

			Shares Issued Publicly
			Total Public	Sold In the	Merger	Issued to
	Total Shares	MHC Shares	Shares(2)	Offering	Shares (2)	Foundation (3)
Shares (1)
Minimum	56,087,194	29,452,500	26,634,694	15,172,500	10,512,194	950,000
Midpoint	64,403,103	34,650,000	29,753,103	17,850,000	10,953,103	950,000
Maximum	72,875,890	39,847,500	33,028,390	20,527,500	11,550,890	950,000
Supermaximum	82,264,600	45,824,625	36,439,975	23,606,625	11,883,350	950,000

Distribution of Shares
Minimum	100.00%	52.51%	47.49%	27.05%	18.74%	1.69%
Midpoint	100.00%	53.80%	46.20%	27.72%	17.01%	1.48%
Maximum	100.00%	54.68%	45.32%	28.17%	15.85%	1.30%
Supermaximum	100.00%	55.70%	44.30%	28.70%	14.45%	1.15%

Aggregate Market Value
Minimum	$560,871,940	$294,525,000	$266,346,940	$151,725,000	$105,121,940	$9,500,000
Midpoint	644,031,030	346,500,000	297,531,030	178,500,000	109,531,030	9,500,000
Maximum	728,758,900	398,475,000	330,283,900	205,275,000	115,508,900	9,500,000
Supermaximum	822,646,000	458,246,250	364,399,750	236,066,250	118,833,500	9,500,000

(1) Based on offering price of $10.00 per share.

(2) Reflects a 2.80 times exchange ratio.

(3) Shares issued to the Foundation are fixed at 950,000.

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Page 4.32

[TABLE 4.4 APPEARS HERE]
Public Market Pricing
Beneficial Mutual Bancorp, Inc. and the Comparables
As of February 23, 2007

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Page 4.33

[TABLE 4.5 APPEARS HERE]
Public Market Pricing
Beneficial Mutual Bancorp, Inc. and the Comparables
As of February 23, 2007